PROSPECTUS SUPPLEMENT                          Filed Pursuant to Rule 424(b) (2)
                                                      Registration No. 333-62338
(TO PROSPECTUS DATED JUNE 28, 2001)

                                  $250,000,000

                            (ROCK-TENN COMPANY LOGO)

                     8.20% SENIOR NOTES DUE AUGUST 15, 2011

                      ------------------------------------

     The notes will mature on August 15, 2011. We may redeem the notes at our option at any time, either in whole or in part, at the redemption prices described in this prospectus supplement under "Description of Notes -- Optional Redemption." The notes have no sinking fund provisions.

     Interest on the notes is payable semi-annually on February 15 and August 15 of each year, commencing February 15, 2002.

                      ------------------------------------

                                                              PER NOTE      TOTAL
                                                              --------   ------------
Initial public offering price(1)............................   99.727%   $249,317,500
Underwriting discount.......................................    0.650%   $  1,625,000
Proceeds, before expenses, to Rock-Tenn(1)..................   99.077%   $247,692,500

---------------

(1) Plus accrued interest, if any, from August 7, 2001.

     Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

     We expect that delivery of the notes will be made in book-entry form only through The Depository Trust Company against payment in New York, New York on or about August 7, 2001.

                      Joint-Lead Managers and Bookrunners:
BANC OF AMERICA SECURITIES LLC                                          JPMORGAN

                                  Co-Managers:
SUNTRUST ROBINSON HUMPHREY                             WACHOVIA SECURITIES, INC.

                                    AUGUST 2, 2001

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

About This Prospectus Supplement............................   S-2
Summary.....................................................   S-3
Use of Proceeds.............................................   S-7
Ratio of Earnings to Fixed Charges..........................   S-7
Capitalization..............................................   S-8
Selected Financial Data.....................................   S-9
Management's Discussion and Analysis of Results of
  Operations and Financial Condition........................  S-11
Description of Notes........................................  S-31
Underwriting................................................  S-33
Legal Opinions..............................................  S-34
Experts.....................................................  S-34

                                   PROSPECTUS

About This Prospectus.......................................     2
Where You Can Find More Information.........................     2
Forward-Looking Statements..................................     3
Rock-Tenn Company...........................................     3
Use of Proceeds.............................................     4
Ratio of Earnings to Fixed Charges..........................     4
Description of Debt Securities..............................     5
Plan of Distribution........................................    14
Validity of Debt Securities.................................    15
Experts.....................................................    16

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     You should read this prospectus supplement and the accompanying prospectus. Both documents contain information you should consider when making your investment decision. You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                    SUMMARY

     Unless the context otherwise requires, "we", "us", "our" or "Rock-Tenn" refers to the business of Rock-Tenn Company and its subsidiaries, including RTS Packaging, LLC, which we refer to as RTS. We own 65% of RTS and conduct our partition products business through RTS.

                                  THE OFFERING

Issuer.....................  Rock-Tenn Company.

Securities offered.........  $250,000,000 aggregate principal amount of 8.20%
                             senior notes due August 15, 2011.

Maturity...................  August 15, 2011.

Interest rate..............  8.20% per year (calculated using a 360-day year consisting of twelve 30-day months).

Interest payment dates.....  February 15 and August 15, beginning on February
                             15, 2002. Interest will accrue from the issue date of the notes.

Ranking....................  The notes will be our direct unsecured obligations and will rank equally with all of our other unsecured and unsubordinated debt.

Optional redemption........  We may redeem the notes at our option at any time, either in whole or in part, at the redemption prices described in this prospectus supplement under "Description of Notes -- Optional Redemption."

Certain covenants..........  The indenture governing the notes contains covenants limiting our ability to:

                             - create liens on our assets; and

                             - enter into sale and leaseback transactions.

                             These covenants are subject to a number of important limitations and exceptions. See "Description of Debt Securities" in the accompanying prospectus.

Use of proceeds............  We intend to use all of the net proceeds from the sale of the notes to repay borrowings under our revolving credit facility. See "Use of Proceeds."

Trustee....................  SunTrust Bank

Governing law..............  New York.

DTC eligibility............  The notes will be issued in book-entry form and will be represented by one or more global certificates deposited with, or on behalf of, and registered in the name of a nominee of, The Depository Trust Company in New York, New York. Beneficial interests in the notes will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated notes, except in limited circumstances. See "Description of
                             Notes -- General" in this prospectus supplement and "Description of Debt Securities -- Book-Entry Debt Securities" in the accompanying prospectus.

                                  OUR COMPANY

GENERAL

     We are a leading manufacturer of packaging, 100% recycled clay-coated and specialty paperboard and laminated paperboard products. Our packaging operations manufacture folding cartons, solid fiber partitions, corrugated packaging and corrugated sheet stock and plastic packaging and other products. We also produce temporary and permanent promotional displays and corrugating medium, as well as collect and sell recycled fiber. We currently operate 66 converting operations, 12 paperboard mills and one distribution facility. These facilities are located in 24 states, Canada, Mexico and Chile.

BUSINESS STRATEGY

     The principal components of our business strategy include the following:

     Leverage our Market Leadership. We seek to leverage our leading market positions to profitably grow our existing businesses in niche markets where we can gain a competitive advantage from our core competencies.

     Expand Further into High Quality, Value-Added Packaging Products and Services. We intend to continue to expand the scope of our products and services into high quality, value-added markets.

     Continue Emphasis on Low-Cost Production. We strive to be a low-cost producer and we invest in capital projects that increase the efficiency and productivity of our manufacturing operations and lower our costs.

     Provide High Level of Customer Service. We are committed to providing a high level of customer service through the manufacture of quality products, innovative product development and just-in-time delivery, and continuously upgrading our manufacturing processes and quality assurance programs to deliver products with high levels of quality and consistency.

     Operate as Integrated Manufacturer of Recycled Paperboard Products. We are a vertically integrated manufacturer, which we believe enhances our operational efficiencies, competitiveness, profitability and responsiveness to customers.

PRODUCTS

     We report our results of operations in three industry segments:

     - packaging products,

     - paperboard, and

     - specialty corrugated packaging and display.

For financial information relating to our segments, you should refer to "Management's Discussion and Analysis of Results of Operations and Financial Condition" included in this prospectus supplement and our audited consolidated financial statements which are incorporated by reference into this prospectus supplement and the accompanying prospectus.

PACKAGING PRODUCTS

     In our packaging segment, we manufacture three lines of packaging products:

     - folding cartons,

     - solid fiber partitions, and

     - plastic packaging.

     Folding Cartons. We believe that we are the fourth largest producer of folding cartons in North America. Customers use our folding cartons to package frozen, dry and perishable food items, paper goods, hardware products, textile, automotive, apparel and other products. We manufacture folding cartons from recycled or virgin paperboard, which we print, coat, die-cut and glue in accordance with customer specifications. We then ship finished cartons to customers' plants for packing and sealing. We operate 17 folding carton plants and one distribution facility. Sales of folding cartons to unaffiliated customers accounted for 40.5%, 42.9% and 45.3% of our net sales in fiscal 2000, 1999 and 1998, respectively, and 41.4% of our net sales for the nine months ended June 30, 2001.

     Partition Products. We believe that we are the largest manufacturer of solid fiber partitions in North America, which we market principally to glass container manufacturers and producers of food, beer, wine and electrical components. We manufacture fiber partitions from 100% recycled specialty paperboard. Our solid fiber partitions come in varying thicknesses to meet different structural requirements for high speed casing, uncasing and filling lines due to their precision die-cut construction. We focus on developing high quality, value-added partition products for specific applications to meet customers' packaging needs. We operate 12 solid fiber partition plants. Sales of fiber partition products to unaffiliated customers accounted for 9.3%, 10.3% and 10.8% of our net sales in fiscal 2000, 1999 and 1998, respectively, and 8.9% of our net sales for the nine months ended June 30, 2001.

     Plastic Packaging Products. We manufacture custom thermoformed plastic converted products and extruded plastic roll stock for sale to the food service, industrial products, consumer products, healthcare and food processor markets. We use contact heat and radiant heat thermoforming equipment to manufacture thermoformed products from plastic roll stock in a wide range of thicknesses, expanding the range of product applications. We also operate extruders to manufacture plastic roll stock in a wide range of resins and colors. We use virgin and recycled plastic resin purchased from third parties in the extrusion process, including high impact polystyrene, high density polyethylene, polypropylene, polyethylene terephthalate (PET) and K resin blends. We operate two plastic packaging plants. Sales of plastic packaging products to unaffiliated customers accounted for 4.3%, 3.6% and 3.5% of our net sales in fiscal 2000, 1999 and 1998, respectively, and 5.6% of our net sales for the nine months ended June 30, 2001.

PAPERBOARD

     In our paperboard segment, we collect recovered paper and produce four paperboard products:

     - 100% recycled clay-coated paperboard,

     - 100% recycled specialty paperboard,

     - 100% recycled corrugating medium, and

     - laminated paperboard products.

     Clay-Coated and Specialty Paperboard and Corrugating Medium. We believe we are the second largest U.S. manufacturer of 100% recycled paperboard (excluding linerboard, corrugating medium and paperboard used in the manufacture of gypsum wallboard). We market our recycled clay-coated and specialty paperboard to manufacturers of folding cartons, solid fiber partitions, laminated paperboard products, tube and core products, set-up boxes and other paperboard products. We also manufacture recycled corrugating medium, which we market to corrugated sheet manufacturers. We operate 12 paperboard mills. Sales of recycled paperboard (including corrugating medium) to unaffiliated customers accounted for 17.3%, 16.4% and 15.5% of our net sales in fiscal 2000, 1999 and 1998, respectively, and 16.3% of our net sales for the nine months ended June 30, 2001.

     Laminated Paperboard Products. We believe we are the largest U.S. manufacturer of laminated paperboard products for the furniture market, and the second largest U.S. manufacturer of laminated paperboard products in the book cover market. We convert specialty paperboard into laminated paperboard products for use in book covers and binders, furniture, automotive components, fiber drums and other industrial products. We operate six laminated paperboard products plants. Sales of laminated paperboard products to unaffiliated customers accounted for 9.3%, 11.2% and 12.6% of our net sales in fiscal 2000, 1999 and 1998, respectively, and 8.1% of our net sales for the nine months ended June 30, 2001.

     Recycled Fiber. We operate 14 paper recovery facilities that collect paper from a number of sources including factories, commercial printers, office buildings, retail stores and paper converters as well as from other waste paper collectors. After sorting and baling, we transfer collected paper to our paperboard mills for processing or sell it principally to other U.S. manufacturers of recycled paperboard. Several of our paper recovery facilities are located near our paperboard mills. This helps minimize freight costs and provides an additional source of supply of recovered paper for our operations, which is the principal raw material used to produce recycled paperboard. We also operate a marketing and brokerage group that services large national accounts. Sales of recovered paper to unaffiliated customers accounted for 3.3%, 2.1% and 2.0% of our net sales in fiscal 2000, 1999 and 1998, respectively, and 2.4% of our net sales for the nine months ended June 30, 2001.

SPECIALTY CORRUGATED PACKAGING AND DISPLAY

     In our specialty corrugated packaging and display segment, we manufacture three lines of products:

     - corrugated packaging,

     - corrugated sheet stock, and

     - temporary and permanent promotional displays.

     We manufacture corrugated packaging and corrugated sheet stock in a range of flute configurations and structural designs. We market corrugated packaging and corrugated sheet stock products primarily in the Southeastern U.S. To make corrugated sheet stock, we simultaneously feed linerboard and corrugating medium into a corrugator that flutes the medium to specified sizes, glues the linerboard and fluted medium together and slits and cuts the resulting corrugated paperboard into sheets in accordance with customer specifications. We market corrugated sheets to corrugated box manufacturers. We also convert corrugated sheets into corrugated products ranging from one-color protective cartons to graphically brilliant point-of-purchase containers and displays. We operate one corrugator and five corrugated packaging plants.

     We believe we are the second largest manufacturer of temporary promotional displays in North America. We manufacture promotional displays for sale to many of the largest national consumer products companies and to smaller national and regional consumer products companies. We also provide contract packing services for completed displays, which may include customer products. We operate one facility that manufactures displays and lithographic laminated packaging and one facility that manufactures lithographic laminated packaging. We also operate six contract packing facilities and nine display sales and design centers. Sales of our corrugated packaging and display products to unaffiliated customers accounted for 16.0%, 13.5% and 10.3% of our net sales in fiscal 2000, 1999 and 1998, respectively, and 17.3% of our net sales for the nine months ended June 30, 2001.

     We are incorporated under the laws of the State of Georgia. Our principal executive offices are located at 504 Thrasher Street, Norcross, Georgia 30071, and our telephone number is (770) 448-2193.

                                USE OF PROCEEDS

     We expect the net proceeds from the sale of the notes offered hereby to aggregate approximately $247.5 million after deducting the underwriters' discount and offering expenses. We intend to use all of the net proceeds from this offering to repay borrowings outstanding under our revolving credit facility. As of June 30, 2001, we had borrowings aggregating $289.0 million outstanding under our revolving credit facility which bore interest at a weighted average interest rate equal to 5.84%. Of this amount, $20.0 million constituted current liabilities. We entered into our revolving credit facility in June 2000 and used the borrowings under our revolving credit facility to repay borrowings under our then existing credit facility. The revolving credit facility terminates in June 2005. Certain affiliates of the underwriters for the offering are lenders under our revolving credit facility. See "Underwriting."

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table shows our ratio of earnings to fixed charges, which includes our subsidiaries, on a consolidated basis. We have computed the ratio of earnings to fixed charges by dividing our earnings by our fixed charges. For purposes of calculating this ratio,

     - "earnings" include pretax income from continuing operations plus fixed charges adjusted for capitalized interest, and

     - "fixed charges" include interest on debt, whether expensed or capitalized, amortization of debt expense and the interest portion of rental expense on operating leases.

     For purposes of calculating the ratio of earnings to fixed charges, excluding plant closing costs, "earnings" include:

     - pretax income from operations plus

     - fixed charges adjusted for capitalized interest plus

     - plant closing costs, which consist primarily of severance, machinery relocation, asset write-downs and other one-time costs.

                                                                                    NINE MONTHS
                                                                                       ENDED
                                                 FISCAL YEAR ENDED SEPTEMBER 30,     JUNE 30,
                                                 --------------------------------   -----------
                                                 1996   1997   1998   1999   2000   2000   2001
                                                 ----   ----   ----   ----   ----   ----   ----
Ratio of earnings to fixed charges............   7.20   2.20   2.90   2.98   0.88   0.44   2.18
Ratio of earnings to fixed charges, excluding
  plant closing costs.........................   7.47   2.73   2.95   3.17   2.51   2.53   2.42

                                 CAPITALIZATION

     The following table sets forth our historical capitalization at June 30, 2001, and as adjusted to give effect to this offering and the application of the net proceeds from the sale of the notes. See "Use of Proceeds." You should read the following table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus supplement and our financial statements and the related notes which are incorporated by reference into this prospectus supplement and the accompanying prospectus.

                                                                      JUNE 30, 2001
                                                               ---------------------------
                                                                                   AS
                                                                  ACTUAL        ADJUSTED
                                                               ------------   ------------
                                                               (IN THOUSANDS, EXCEPT SHARE
                                                                 AND PER SHARE AMOUNTS)
Cash and cash equivalents...................................    $    2,964     $    2,964
                                                                ==========     ==========
Current liabilities (including current maturities of
  long-term debt)...........................................       237,841        237,841
                                                                ----------     ----------
Long-term debt:
  Revolving credit facility.................................       269,000         21,508
  7.25% senior notes due August 2005........................        99,944         99,944
  8.20% senior notes due August 2011........................            --        250,000
  Industrial revenue bonds..................................        37,500         37,500
  Other notes...............................................         1,299          1,299
                                                                ----------     ----------
          Total long-term debt..............................       407,743        410,251
Deferred income taxes.......................................        86,657         86,657
Other long-term items.......................................        18,724         18,724
Shareholders' equity:
  Preferred Stock, $.01 par value, 50,000,000 shares
     authorized, no shares outstanding......................            --             --
  Class A Common Stock, $.01 par value, 175,000,000 shares
     authorized, 22,855,811 outstanding; Class B Common
     Stock, $.01 par value, 60,000,000 shares authorized,
     10,647,057 outstanding.................................           334            334
  Capital in excess of par value............................       129,942        129,942
  Deferred compensation.....................................        (1,524)        (1,524)
  Retained earnings.........................................       275,341        275,341
  Accumulated other comprehensive loss......................        (7,157)        (7,157)
                                                                ----------     ----------
          Total shareholders' equity........................       396,936        396,936
                                                                ----------     ----------
               Total capitalization.........................    $1,147,901     $1,150,409
                                                                ==========     ==========

                            SELECTED FINANCIAL DATA

     The following selected consolidated financial data for and as of the years ended September 30, 1996, 1997, 1998, 1999 and 2000 is derived from our consolidated financial statements for those years, which have been audited by Ernst & Young LLP, independent auditors. The following selected consolidated financial data for and as of the nine months ended June 30, 2000 and 2001 has been derived in part from our unaudited consolidated financial statements and, in our opinion, reflects all adjustments (consisting only of normal recurring accruals) necessary to present fairly the data for those periods. Results of operations for the nine months ended June 30, 2001 are not necessarily indicative of results expected for the full year. You should read the following information in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included or incorporated by reference into this prospectus supplement and the accompanying prospectus.

                                                                                                           NINE MONTHS ENDED
                                                       FISCAL YEAR ENDED SEPTEMBER 30,                         JUNE 30,
                                         ------------------------------------------------------------   -----------------------
                                           1996     1997(4)(5)      1998         1999         2000         2000         2001
                                         --------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Net sales..............................  $879,571   $1,113,883   $1,297,360   $1,313,371   $1,463,288   $1,087,306   $1,069,644
Plant closing and other costs..........     3,580       16,251        1,997        6,932       65,630       60,075        7,563
Income from operations.................    92,157       64,176      113,936      107,036       35,791       13,163       67,579
Income (loss) before income taxes......    82,469       37,756       74,613       70,253       (4,346)     (15,718)      38,163
Net income (loss)......................    51,125       16,101       42,020       39,698      (15,916)     (22,041)      21,229
PER SHARE DATA:
Diluted earnings (loss) per common
  share(1).............................      1.50         0.47         1.20         1.13        (0.46)       (0.63)        0.64
Diluted earnings per common share
  before plant closing and other
  costs(1).............................      1.57         0.90         1.23         1.25         1.02         0.75         0.78
Dividends paid per common share(1).....      0.27         0.30         0.30         0.30         0.30        0.225        0.225
Book value per common share(1).........     10.54        10.80        11.49        12.36        11.57        11.48        11.85
BALANCE SHEET DATA:
Total assets...........................   581,688    1,113,686    1,111,481    1,161,470    1,158,963    1,156,088    1,147,901
Long-term debt, including current
  maturities...........................   146,604      533,622      508,338      498,845      534,820      533,215      510,886
Shareholders' equity...................   349,155      371,212      397,415      432,164      386,303      389,518      396,936
OTHER FINANCIAL DATA:
Cash provided by operating
  activities...........................   123,530      106,377      125,688      112,416      102,444       62,459       91,986
Goodwill amortization(2)...............     2,723        7,070        9,429        9,410        9,069        6,892        6,428
Capital expenditures...................    72,151       87,016       81,666       92,333       94,640       67,587       51,799
Cash paid for purchases of
  businesses...........................        --      301,287           --           --           --           --        8,656(6)
Depreciation and amortization..........    48,564       62,117       70,827       72,475       77,061       57,964       57,926
EBITDA(3)..............................   144,301      142,544      186,760      186,443      178,482      131,202      133,068

---------------

(1) Gives effect to a 10% stock dividend paid on November 15, 1996.
(2) Amount not deductible for income tax purposes was $6,550,000, $6,900,000, $6,928,000, $4,760,000 and $0 in fiscal 2000, 1999, 1998, 1997 and 1996, respectively and $5,104,000 and $4,652,000 for the nine months ended June 30, 2000 and 2001.
(3) EBITDA represents income from operations plus (i) depreciation and amortization and (ii) plant closing costs. EBITDA is presented because we believe it provides useful information regarding our ability to service debt. EBITDA should not be considered as an alternative measure of operating results or cash flow from operations (as determined in accordance with generally accepted accounting principles).
(4) Effective October 1, 1996, we changed our method of depreciation for assets placed in service after September 30, 1996 to the straight-line method. This change was applied on a prospective basis to such assets acquired after that date. The effect of this change was to increase net income by $3,011,000 in fiscal 1997.

(5) Reflects:
   - the results of operations of Waldorf Corporation, Rite Paper Products, Inc. and The Davey Company beginning from the respective dates of acquisition and
   - the results of operations of RTS Packaging, LLC from the date of formation.
(6) Represents cash contributed to Seven Hills Paperboard, LLC, a joint venture of which we own 49%. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Joint Venture."

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
                            AND FINANCIAL CONDITION

     You should read the following discussion of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes thereto incorporated by reference into this prospectus supplement and the accompanying prospectus. The following discussion may contain forward-looking statements which are subject to certain risks, uncertainties and assumptions. You should read the section entitled "Forward-Looking Statements" in the accompanying prospectus for further information regarding these risks, uncertainties and assumptions.

SEGMENT AND MARKET INFORMATION

     We report our results in three industry segments:

     - packaging products,

     - paperboard, and

     - specialty corrugated packaging and display.

     These segments reflect the results of an evaluation of our businesses undertaken at the end of fiscal year 2000. As a result of this review, we restated our previously reported segment information for fiscal years 1995 through 2000 to reflect the new composition of each segment. The new paperboard segment includes the results of the recycled fiber, coated and specialty paperboard, and laminated paperboard products divisions. The packaging products segment now includes the results of the folding carton group, the plastic packaging division and RTS Packaging, LLC. The new specialty corrugated packaging and display segment includes the results of the corrugated packaging and the Alliance divisions. We believe this new reporting structure better reflects how we manage our businesses and provides investors with an improved understanding of our financial performance.

     During fiscal 2000 and the nine months ended June 30, 2001, no customer accounted for more than 5% of our consolidated net sales.

     The packaging products segment consists of facilities that produce folding cartons, solid fiber partitions and thermoformed plastic products. We compete with a significant number of national, regional and local packaging suppliers. During fiscal 2000, we sold packaging products to approximately 3,200 customers. We sell packaging products to several large national customers; however, the majority of our packaging products sales are to smaller national and regional customers. Net sales to the top ten customers of our folding carton division represented 33% of total folding carton sales, and net sales to the top twenty-five customers represented 53% of total folding carton sales for the nine months ended June 30, 2001. The packaging business is highly competitive. As a result, we regularly bid for sales opportunities to customers for new business or for renewal of existing business. The loss of business or the award of new business from our larger customers may have a significant impact on our results of operations.

     The paperboard segment consists of facilities that collect recovered paper and that manufacture 100% recycled clay-coated and specialty paperboard; corrugating medium, which we refer to as medium; and laminated paperboard products. In our clay-coated and specialty paperboard divisions, we compete with integrated and non-integrated national, regional and local companies manufacturing various grades of paperboard. Our clay-coated paperboard division, excluding our corrugating medium mill, sold 265 thousand tons to internal customers and 270 thousand tons to external customers for the twelve months ended June 30, 2001. Our corrugating medium mill sold 166 thousand tons for the twelve months ended June 30, 2001, primarily to external customers. Our specialty paperboard division sold 112 thousand tons to our laminated products division, 68 thousand tons to our RTS packaging business, and 150 thousand tons to external customers during the twelve months ended June 30, 2001. In our laminated paperboard products division, we compete with a small number of national, regional and local companies offering highly specialized products. We also compete with foreign companies in the book cover market. Our recycled fiber division competes with national, regional and local companies. During fiscal 2000, we sold paperboard, corrugating medium, laminated paperboard products and recovered paper to approximately 1,800 customers. A significant percentage of our sales of paperboard is made to our packaging products and specialty corrugated packaging and display segments and to our laminated paperboard products division. Our paperboard segment's sales volumes may therefore be directly impacted by changes in demand for our packaging and laminated paperboard products.

     The specialty corrugated packaging and display segment consists of facilities that produce corrugated containers and displays. We compete with a number of national, regional and local suppliers of those goods in this segment. During fiscal 2000, we sold corrugated containers and display products to approximately 1,100 customers. Due to the highly competitive nature of the specialty packaging and display business, we regularly bid for sales opportunities to customers for new business or for renewal of existing business. The loss of business or the award of new business from our larger customers may have a significant impact on our results of operations.

     The following table shows certain operating data for our three industry segments. Certain of our income and expenses are not allocated to our segments and thus are not reflected in the information used by management to make operating decisions and assess performance at the plant level. These items are reported as non-allocated expenses. These include adjustments to record inventory on the last-in, first-out, or "LIFO," method, elimination of intersegment profit and certain corporate expenses.

                                                                                      NINE MONTHS ENDED
                                                  FISCAL YEAR ENDED SEPTEMBER 30,         JUNE 30,
                                                 ---------------------------------   -------------------
                                                   1998        1999        2000        2000       2001
                                                 ---------   ---------   ---------   --------   --------
                                                                      (IN MILLIONS)
Net sales (aggregate):
  Packaging Products...........................  $  774.4    $  749.9    $  797.4    $  590.8   $  601.1
  Paperboard...................................     555.4       529.0       588.5       447.9      395.1
  Specialty Corrugated Packaging and Display...     138.0       180.9       238.8       170.6      189.4
                                                 --------    --------    --------    --------   --------
          Total................................  $1,467.8    $1,459.8    $1,624.7    $1,209.3   $1,185.6
                                                 ========    ========    ========    ========   ========
Net sales (intersegment):
  Packaging Products...........................  $    1.2    $    3.5    $    5.3    $    4.1   $    2.6
  Paperboard...................................     164.4       138.6       150.8       113.8      109.1
  Specialty Corrugated Packaging and Display...       4.8         4.3         5.3         4.1        4.3
                                                 --------    --------    --------    --------   --------
          Total................................  $  170.4    $  146.4    $  161.4    $  122.0   $  116.0
                                                 ========    ========    ========    ========   ========
Net sales (unaffiliated customers):
  Packaging Products...........................  $  773.2    $  746.4    $  792.1    $  586.7   $  598.5
  Paperboard...................................     391.0       390.4       437.7       334.1      286.0
  Specialty Corrugated Packaging and Display...     133.2       176.6       233.5       166.5      185.1
                                                 --------    --------    --------    --------   --------
          Total................................  $1,297.4    $1,313.4    $1,463.3    $1,087.3   $1,069.6
                                                 ========    ========    ========    ========   ========
Segment income:
  Packaging Products...........................  $   32.5    $   40.5    $   34.8    $   24.7   $   30.4
  Paperboard...................................      72.4        55.6        47.6        38.6       26.9
  Specialty Corrugated Packaging and Display...      15.6        23.8        28.4        21.3       17.5
                                                 --------    --------    --------    --------   --------
          Total................................     120.5       119.9       110.8        84.6       74.8
Plant closing and other costs..................      (2.0)       (6.9)      (65.6)      (60.1)      (7.5)
Non-allocated expenses.........................      (4.6)       (5.9)       (9.4)      (11.3)       0.3
                                                 --------    --------    --------    --------   --------
Income from operations.........................     113.9       107.1        35.8        13.2       67.6
Interest expense...............................     (35.0)      (31.2)      (35.5)      (25.4)     (27.5)
Interest and other income......................       1.0         0.4         0.4         0.3        0.4
Minority interest in income of
  consolidated subsidiary......................      (5.3)       (6.0)       (5.0)       (3.8)      (2.4)
                                                 --------    --------    --------    --------   --------
Income (loss) before income taxes..............  $   74.6    $   70.3    $   (4.3)   $  (15.7)  $   38.1
                                                 ========    ========    ========    ========   ========

RESULTS OF OPERATIONS

     We provide quarterly information in the following tables to assist in evaluating trends in our results of operations. For additional discussion of quarterly information you should review our quarterly reports on Form 10-Q incorporated by reference in this prospectus supplement and the accompanying prospectus.

NINE MONTHS ENDED JUNE 30, 2001 COMPARED WITH NINE MONTHS ENDED JUNE 30, 2000

  Net Sales (Unaffiliated Customers)

     Net sales for the nine months ended June 30, 2001 decreased 1.6% to $1,069.6 million from $1,087.3 million for the nine months ended June 30, 2000. Net sales decreased primarily as a result of weak market conditions in our paperboard businesses, including a significant decline in recycled fiber prices in the nine months ended June 30, 2001 compared to the nine months ended June 30, 2000.

  Net Sales (Aggregate) -- Packaging Products Segment

                                                                   NINE MONTHS
                                      FIRST    SECOND     THIRD       ENDED      FOURTH    FISCAL
                                     QUARTER   QUARTER   QUARTER     JUNE 30     QUARTER    YEAR
                                     -------   -------   -------   -----------   -------   ------
                                                            (IN MILLIONS)
2000...............................  $192.9    $195.1    $202.8      $590.8      $206.6    $797.4
2001...............................   195.6     206.9     198.6       601.1          --        --

     Net sales of packaging products before intersegment eliminations for the nine months ended June 30, 2001 increased 1.7% to $601.1 million from $590.8 million for the nine months ended June 30, 2000. The increase was mainly a result of increases in sales volume in our plastic packaging division, offset by a decline in sales volume at our partition joint venture, RTS packaging.

  Net Sales (Aggregate) -- Paperboard Segment

                                                                   NINE MONTHS
                                      FIRST    SECOND     THIRD       ENDED      FOURTH    FISCAL
                                     QUARTER   QUARTER   QUARTER     JUNE 30     QUARTER    YEAR
                                     -------   -------   -------   -----------   -------   ------
                                                            (IN MILLIONS)
2000...............................  $144.3    $154.7    $148.9      $447.9      $140.6    $588.5
2001...............................   131.5     133.1     130.5       395.1          --        --

     Net sales of paperboard before intersegment eliminations for the nine months ended June 30, 2001 decreased 11.8% to $395.1 million from $447.9 million for the nine months ended June 30, 2000. The decrease was primarily due to a decrease in demand for our products by customers in the book and ready to assemble furniture industries, adversely affecting volumes in our laminated paperboard products and specialty paperboard divisions. Reduced sales volumes at our RTS packaging business also contributed to the decline in sales in our specialty paperboard division. The recycled fiber division experienced lower sales due to significantly lower recovered fiber prices during the nine months ended June 30, 2001 compared to the nine months ended June 30, 2000.

  Net Sales (Aggregate) -- Specialty Corrugated Packaging and Display Segment

                                                                   NINE MONTHS
                                      FIRST    SECOND     THIRD       ENDED      FOURTH    FISCAL
                                     QUARTER   QUARTER   QUARTER     JUNE 30     QUARTER    YEAR
                                     -------   -------   -------   -----------   -------   ------
                                                            (IN MILLIONS)
2000...............................   $52.3     $59.2     $59.1      $170.6       $68.2    $238.8
2001...............................    57.8      65.8      65.8       189.4          --        --

     Net sales within this segment before intersegment eliminations for the nine months ended June 30, 2001 increased 11.0% to $189.4 million from $170.6 million for the nine months ended June 30, 2000. The increase primarily resulted from continued growth in our Alliance division. Sales in our Alliance division increased 18% for the nine months ended June 30, 2001 compared to the nine months ended June 30, 2000. This increase was offset by lower volumes in our corrugated packaging business due to generally weaker market conditions.

  Cost of Goods Sold

     Cost of goods sold for the nine months ended June 30, 2001 decreased 2.0% to $854.5 million from $871.8 million for the nine months ended June 30, 2000. Cost of goods sold as a percentage of net sales for the nine months ended June 30, 2001 decreased to 79.9% from 80.2% for the nine months ended June 30, 2000. Cost of goods sold as a percentage of net sales was lower during the nine months ended June 30, 2001 compared to the nine months ended June 30, 2000 primarily due to the decrease in recycled fiber prices, partially offset by increases in natural gas prices.

     Substantially all of our U.S. inventories are valued at the lower of cost or market with cost determined on the last-in, first-out (LIFO) inventory valuation method, which we believe generally results in a better matching of current costs and revenues than under the first-in, first-out (FIFO) inventory valuation method. In periods of decreasing costs, the LIFO method generally results in lower cost of goods sold than under the FIFO method. In periods of increasing costs, the results are generally the opposite. Our quarterly results of operations reflect LIFO estimates based on management's projection of expected year-end inventory levels and costs. Because these estimates are subject to many factors beyond management's control, interim results are subject to the final year-end LIFO inventory valuation.

     The following table illustrates the comparative effect of LIFO and FIFO accounting on our results of operations. These supplemental FIFO earnings reflect the after-tax effect of eliminating the LIFO adjustment each year.

                                                                 NINE MONTHS ENDED JUNE 30,
                                                              ---------------------------------
                                                                   2000              2001
                                                              ---------------   ---------------
                                                               LIFO     FIFO     LIFO     FIFO
                                                              ------   ------   ------   ------
                                                                        (IN MILLIONS)
Cost of goods sold..........................................  $871.8   $865.7   $854.5   $856.0
Net (loss) income...........................................   (22.0)   (18.3)    21.2     20.3

  Gross Profit

                                                                            NINE MONTHS
                                               FIRST    SECOND     THIRD       ENDED      FOURTH    FISCAL
                                              QUARTER   QUARTER   QUARTER     JUNE 30     QUARTER    YEAR
                                              -------   -------   -------   -----------   -------   ------
                                                                    (% OF NET SALES)
2000........................................   20.8%     19.9%     18.8%       19.8%       19.4%     19.7%
2001........................................   19.1      20.1      21.1        20.1          --        --

     Gross profit for the nine months ended June 30, 2001 decreased 0.2% to $215.1 million from $215.5 million for the nine months ended June 30, 2000. Gross profit as a percentage of net sales was 20.1% and 19.8% for the nine months ended June 30, 2001 and 2000, respectively. See "-- Cost of Goods Sold."

  Selling, General and Administrative Expenses

     Selling, general and administrative expenses for the nine months ended June 30, 2001 decreased 1.3% to $133.5 million from $135.3 million for the nine months ended June 30, 2000. Selling, general and administrative expenses as a percentage of net sales was 12.5% and 12.4% for the nine months ended June 30, 2001 and June 30, 2000, respectively.

  Plant Closing and Other Costs

     During the second quarter of fiscal 2001, we decided to consolidate the folding carton operations of our Augusta, Georgia folding carton plant into two other plants over a period of four to six months. This closing resulted in the termination of approximately 125 employees. As a result of this decision, we incurred pre-tax charges of approximately $2.4 million, and made severance payments of approximately $0.6 million during the nine-month period ended June 30, 2001.

     During fiscal 2000, we closed a laminated paperboard products plant in Lynchburg, Virginia, and folding carton plants in Chicago, Illinois, Norcross, Georgia and Madison, Wisconsin. The closures resulted in the termination of approximately 550 employees. In connection with these closings, we made severance and other payments of $2.0 million for the nine months ended June 30, 2001 and made an adjustment to reduce the liability by $0.1 million during the first quarter of fiscal 2001. We had a remaining liability of approximately $0.4 million at June 30, 2001. We have consolidated the operations of these closed plants into other existing facilities.

     During the remainder of fiscal 2001 and fiscal 2002, we expect to incur an additional $5.0 million of pre-tax expense related to the Augusta, Chicago and Madison plant closings.

  Segment Operating Income

     Operating Income -- Packaging Products Segment

                                                            NET SALES    OPERATING    RETURN
                                                           (AGGREGATE)    INCOME     ON SALES
                                                           -----------   ---------   --------
                                                           (IN MILLIONS, EXCEPT PERCENTAGES)
First Quarter............................................    $192.9        $ 6.3       3.3%
Second Quarter...........................................     195.1          7.7       3.9
Third Quarter............................................     202.8         10.7       5.3
                                                             ------        -----
Nine Months Ended June 30, 2000..........................     590.8         24.7       4.2
Fourth Quarter...........................................     206.6         10.1       4.9
                                                             ------        -----
FISCAL 2000..............................................    $797.4        $34.8       4.4%
                                                             ======        =====
First Quarter............................................    $195.6        $ 9.3       4.8%
Second Quarter...........................................     206.9         10.0       4.8
Third Quarter............................................     198.6         11.1       5.6
                                                             ------        -----
Nine Months Ended June 30, 2001..........................     601.1         30.4       5.1
Fourth Quarter...........................................        --           --        --
                                                             ------        -----
FISCAL 2001..............................................        --           --        --
                                                             ======        =====

     Operating income attributable to the packaging products segment for the nine months ended June 30, 2001 increased 23.1% to $30.4 million from $24.7 million for the nine months ended June 30, 2000. Operating margin for the nine months ended June 30, 2001 was 5.1% compared to 4.2% for the nine months ended June 30, 2000. The increase in operating margin was primarily the result of operating efficiencies in our folding carton division gained through plant consolidations in fiscal 2000. Operating income for our folding carton division increased 74.2% to $16.2 million for the nine months ended June 30, 2001 from $9.3 million for the nine months ended June 30, 2000. Also contributing to the increase in operating margin for the packaging products segment was a net sales increase in our plastic packaging business, which resulted in a corresponding increase in operating income during the nine months ended June 30, 2001 compared to the nine months ended June 30, 2000. These increases were offset by a decrease in operating margin in our RTS packaging business due to lower sales volumes during the nine months ended June 30, 2001 compared to the nine months ended June 30, 2000.

     Operating Income -- Paperboard Segment

                                                               NET SALES    OPERATING    RETURN
                                                              (AGGREGATE)    INCOME     ON SALES
                                                              -----------   ---------   --------
                                                              (IN MILLIONS, EXCEPT PERCENTAGES)
First Quarter...............................................    $144.3        $15.5       10.7%
Second Quarter..............................................     154.7         14.7        9.5
Third Quarter...............................................     148.9          8.4        5.6
                                                                ------        -----
Nine Months Ended June 30, 2000.............................     447.9         38.6        8.6
Fourth Quarter..............................................     140.6          9.0        6.4
                                                                ------        -----
FISCAL 2000.................................................    $588.5        $47.6        8.1%
                                                                ======        =====
First Quarter...............................................    $131.5        $ 9.1        6.9%
Second Quarter..............................................     133.1          8.9        6.7
Third Quarter...............................................     130.5          8.9        6.8
                                                                ------        -----
Nine Months Ended June 30, 2001.............................     395.1         26.9        6.8
Fourth Quarter..............................................        --           --         --
                                                                ------        -----
FISCAL 2001.................................................        --           --         --
                                                                ======        =====

     Operating income attributable to the paperboard segment for the nine months ended June 30, 2001 decreased 30.3% to $26.9 million from $38.6 million for the nine months ended June 30, 2000. Operating margin for the nine months ended June 30, 2001 was 6.8% compared to 8.6% for the nine months ended June 30, 2000. The decrease in operating margin resulted from higher energy costs and softer markets during the nine months ended June 30, 2001 compared to the nine months ended June 30, 2000. Sales of our laminated paperboard products declined due to a decrease in demand by customers in the book and ready to assemble furniture industries. In turn, the reduced sales volumes at our laminated paperboard products division, combined with a decline in sales to our RTS packaging business, reduced operating income in our specialty paperboard division. The decreases in operating margin of our mills were partially offset by lower recovered fiber prices. However, this decline in recovered fiber prices reduced operating margin of our recycled fiber division, further contributing to the decrease in operating margin of our paperboard segment.

                                    UNCOATED          COATED        AVERAGE         MEDIUM        AVERAGE        TOTAL
                                      TONS             TONS        PAPERBOARD        TONS         MEDIUM          TONS
                                    SHIPPED          SHIPPED         PRICE         SHIPPED         PRICE        SHIPPED
                                 --------------   --------------   ----------   --------------   ---------   --------------
                                 (IN THOUSANDS)   (IN THOUSANDS)   (PER TON)    (IN THOUSANDS)   (PER TON)   (IN THOUSANDS)
First Quarter..................      127.3            123.1           $420           42.4          $386           292.8
Second Quarter.................      129.5            127.6            426           44.7           403           301.8
Third Quarter..................      123.4            118.6            445           40.9           419           282.9
                                     -----            -----                         -----                       -------
Nine Months Ended June 30,
  2000.........................      380.2            369.3            430          128.0           403           877.5
Fourth Quarter.................      110.6            118.1            449           42.2           407           270.9
                                     -----            -----                         -----                       -------
FISCAL 2000....................      490.8            487.4           $435          170.2          $403         1,148.4
                                     =====            =====                         =====                       =======
First Quarter..................       97.9            118.8           $451           41.5          $393           258.2
Second Quarter.................      102.8            119.6            445           39.8           385           262.2
Third Quarter..................      105.8            117.6            437           42.0           369           265.4
                                     -----            -----                         -----                       -------
Nine Months Ended June 30,
  2001.........................      306.5            356.0            444          123.3           382           785.8
Fourth Quarter.................         --               --             --             --            --              --
                                     -----            -----                         -----                       -------
FISCAL 2001....................         --               --             --             --            --              --
                                     =====            =====                         =====                       =======

                                              WEIGHTED
                                  AVERAGE     AVERAGE
                                   PRICE     RECOVERED
                                 ALL TONS    PAPER COST
                                 ---------   ----------
                                 (PER TON)   (PER TON)
First Quarter..................    $415         $83
Second Quarter.................     423          91
Third Quarter..................     441         108
Nine Months Ended June 30,
  2000.........................     426          94
Fourth Quarter.................     443          88
FISCAL 2000....................    $430         $92
First Quarter..................    $442         $65
Second Quarter.................     435          58
Third Quarter..................     426          53
Nine Months Ended June 30,
  2001.........................     434          59
Fourth Quarter.................      --          --
FISCAL 2001....................      --          --

     Total operating capacity in our paperboard segment for the nine months ended June 30, 2001 declined 4.8% to 923.1 thousand tons from 969.8 thousand tons for the nine months ended June 30, 2000. The decrease in operating capacity is due to the contribution of one of our two paperboard machines at our

Lynchburg, Virginia paperboard mill to Seven Hills Paperboard, LLC, an entity in which we own 49%. The machine is being converted to manufacture gypsum wallboard facing paper.

     Our St. Paul, Minnesota, Battle Creek, Michigan, Sheldon Springs, Vermont, Dallas, Texas, and Stroudsburg, Pennsylvania mills produce coated grades of paperboard. Total annual capacity of coated paperboard is 545.0 thousand tons. Our Chattanooga, Tennessee, Otsego, Michigan, Dallas, Texas, Lynchburg, Virginia, Eaton, Indiana, Cincinnati, Ohio, and Aurora, Illinois mills produce uncoated grades of specialty paperboard. Total annual capacity of uncoated specialty paperboard is 504.0 thousand tons. Our St. Paul, Minnesota facility produces recycled corrugating medium and has an annual capacity of 185.0 thousand tons.

     Operating Income -- Specialty Corrugated Packaging and Display Segment

                                                               NET SALES    OPERATING    RETURN
                                                              (AGGREGATE)    INCOME     ON SALES
                                                              -----------   ---------   --------
                                                              (IN MILLIONS, EXCEPT PERCENTAGES)
First Quarter...............................................    $ 52.3        $ 6.2       11.9%
Second Quarter..............................................      59.2          7.8       13.2
Third Quarter...............................................      59.1          7.2       12.2
                                                                ------        -----
Nine Months Ended June 30, 2000.............................     170.6         21.2       12.4
Fourth Quarter..............................................      68.2          7.2       10.6
                                                                ------        -----
FISCAL 2000.................................................    $238.8        $28.4       11.9%
                                                                ======        =====
First Quarter...............................................    $ 57.8        $ 2.3        4.0%
Second Quarter..............................................      65.8          7.8       11.9
Third Quarter...............................................      65.8          7.4       11.2
                                                                ------        -----
Nine Months Ended June 30, 2001.............................     189.4         17.5        9.2
Fourth Quarter..............................................        --           --         --
                                                                ------        -----
FISCAL 2001.................................................        --           --         --
                                                                ======        =====

     Operating income attributable to this segment for the nine months ended June 30, 2001 was $17.5 million as compared to $21.2 million, a decrease of 17.5%, for the nine months ended June 30, 2000. Operating margin for the nine months ended June 30, 2001 decreased to 9.2% from 12.4% for the nine months ended June 30, 2000. The decrease in operating margin primarily resulted from lower sales volumes in our corrugating packaging division due to generally weaker market conditions as well as fixed costs associated with positioning the Alliance division for fiscal 2001 growth. Additionally, operating margin was higher for the nine months ended June 30, 2000 due to unusually strong sales and earnings in the display division during the first quarter of fiscal 2000 which adversely affects the comparison to the nine months ended June 30, 2001.

  Interest Expense

     Interest expense for the nine months ended June 30, 2001 increased to $27.5 million from $25.4 million for the nine months ended June 30, 2000. The increase in interest expense for the nine months ended June 30, 2001 was primarily due to an increase in our average outstanding borrowings and higher interest rates during the first quarter of fiscal 2001.

  Provision for Income Taxes

     Provision for income taxes increased to $17.2 million for the nine months ended June 30, 2001 from $6.3 million for the nine months ended June 30, 2000. Our effective tax rate increased to 45.1% for the nine months ended June 30, 2001 compared to an effective tax rate of 40.2% for the nine months ended June 30, 2000. Differences between our effective tax rate and statutory rates relate primarily to the amortization and write-off of goodwill, which is not deductible for income tax purposes.

  Net Income (Loss) and Earnings (Loss) Per Common and Common Equivalent Share

     Net income for the nine months ended June 30, 2001 was $21.2 million. Net loss for the nine months ended June 30, 2000 was $22.0 million. Net income as a percentage of net sales was 2.0% for the nine months ended June 30, 2001. Net loss as a percentage of net sales was 2.0% for the nine months ended June 30, 2000. Earnings per common and common equivalent share for the nine months ended June 30, 2001 was $0.64. Loss per common and common equivalent share for the nine months ended June 30, 2000 was $0.63.

FISCAL 2000 COMPARED WITH FISCAL 1999 AND 1998

  Net Sales (Unaffiliated Customers)

     Net sales for fiscal 2000 increased 11.4% to $1,463.3 million from $1,313.4 million for fiscal 1999. Net sales increased primarily as a result of increased volumes and price increases in promotional displays, specialty corrugated packaging and plastic packaging.

     Net sales for fiscal 1999 increased 1.2% to $1,313.4 million from $1,297.4 million for fiscal 1998. Net sales increased primarily as a result of increased volumes of promotional displays and price increases implemented during the fourth quarter of fiscal 1999.

  Net Sales (Aggregate) -- Packaging Products Segment

                                                 FIRST    SECOND     THIRD    FOURTH    FISCAL
                                                QUARTER   QUARTER   QUARTER   QUARTER    YEAR
                                                -------   -------   -------   -------   ------
                                                                (IN MILLIONS)
1998..........................................  $194.0    $194.6    $192.6    $193.2    $774.4
1999..........................................   185.7     180.7     186.9     196.6     749.9
2000..........................................   192.9     195.1     202.8     206.6     797.4

     Net sales of the packaging products segment before intersegment eliminations for fiscal 2000 increased 6.3% to $797.4 million from $749.9 million for fiscal 1999.

     Net sales of the packaging products segment before intersegment eliminations for fiscal 1999 decreased 3.2% to $749.9 million from $774.4 million for fiscal 1998.

  Net Sales (Aggregate) by Division -- Packaging Products Segment

                                                            FOLDING      RTS       PLASTIC
                                                            CARTON    PACKAGING   PACKAGING
                                                            -------   ---------   ---------
                                                                     (IN MILLIONS)
1998......................................................  $588.6     $140.1       $45.7
1999......................................................   565.3      136.0        48.6
2000......................................................   597.4      136.4        63.6

     The increase in net sales of the packaging products segment before intersegment eliminations for fiscal 2000 as compared to fiscal 1999 was primarily the result of increased volumes in our plastic packaging division and increased prices and volumes in our folding carton group.

     The decrease in net sales of the packaging products segment before intersegment eliminations for fiscal 1999 as compared to fiscal 1998 primarily resulted from volume decreases in folding cartons. In order to better utilize capacity, we aggressively pursued additional long-term folding carton volume during fiscal 1999, which resulted in lower average selling prices for the folding carton division. The volume decreases were partially attributable to lower sales to two national customers.

  Net Sales (Aggregate) -- Paperboard Segment

                                                 FIRST    SECOND     THIRD    FOURTH    FISCAL
                                                QUARTER   QUARTER   QUARTER   QUARTER    YEAR
                                                -------   -------   -------   -------   ------
                                                                (IN MILLIONS)
1998..........................................  $142.2    $144.9    $135.2    $133.1    $555.4
1999..........................................   122.5     127.0     134.5     145.0     529.0
2000..........................................   144.3     154.7     148.9     140.6     588.5

     Net sales of the paperboard segment before intersegment eliminations for fiscal 2000 increased 11.2% to $588.5 million from $529.0 million for fiscal 1999.

     Net sales of the paperboard segment before intersegment eliminations for fiscal 1999 decreased 4.8% to $529.0 million from $555.4 million for fiscal 1998.

  Net Sales (Aggregate) by Division -- Paperboard Segment

                                                                                    LAMINATED
                                                 COATED     SPECIALTY    RECYCLED   PAPERBOARD
                                               PAPERBOARD   PAPERBOARD    FIBER      PRODUCTS
                                               ----------   ----------   --------   ----------
                                                                (IN MILLIONS)
1998.........................................    $289.0       $ 76.6      $26.6       $163.2
1999.........................................     268.5         85.6       28.0        146.9
2000.........................................     304.0        100.3       48.4        135.8

     The increase in net sales of the paperboard segment before intersegment eliminations for fiscal 2000 as compared to fiscal 1999 was the result of increased volumes and prices in the recycled fiber and coated and specialty paperboard divisions.

     The decrease in net sales of the paperboard segment before intersegment eliminations for fiscal 1999 as compared to fiscal 1998 was the result of price decreases reflecting weakness in the markets for paperboard. In order to better utilize our capacity, we aggressively pursued additional long-term paperboard volume during fiscal 1999, which resulted in lower average selling prices for the paperboard segment.

  Net Sales (Aggregate) -- Specialty Corrugated Packaging and Display Segment

                                                 FIRST    SECOND     THIRD    FOURTH    FISCAL
                                                QUARTER   QUARTER   QUARTER   QUARTER    YEAR
                                                -------   -------   -------   -------   ------
                                                                (IN MILLIONS)
1998..........................................   $29.4     $32.9     $34.4     $41.3    $138.0
1999..........................................    37.8      41.4      45.0      56.7     180.9
2000..........................................    52.3      59.2      59.1      68.2     238.8

     Net sales within this segment before intersegment eliminations for fiscal 2000 increased 32.0% to $238.8 million from $180.9 million for fiscal 1999.

     Net sales within this segment before intersegment eliminations for fiscal 1999 increased 31.1% to $180.9 million from $138.0 million for fiscal 1998.

  Net Sales (Aggregate) by Division -- Specialty Corrugated Packaging and Display Segment

                                                              CORRUGATED
                                                              PACKAGING    ALLIANCE
                                                              ----------   --------
                                                                  (IN MILLIONS)
1998........................................................     65.9        72.1
1999........................................................     68.9       112.0
2000........................................................     86.1       152.7

     The increase in net sales of the specialty corrugated packaging and display segment before intersegment eliminations for fiscal 2000 as compared to fiscal 1999 was the result of increased volumes and increases in pricing of promotional displays and specialty corrugated packaging.

     The increase in net sales of the specialty corrugated packaging and display segment before intersegment eliminations for fiscal 1999 as compared to fiscal 1998 was the result of increased volumes of promotional displays.

  Cost of Goods Sold

     Cost of goods sold for fiscal 2000 increased 15.3% to $1,174.8 million from $1,019.2 million for fiscal 1999. Cost of goods sold as a percentage of net sales for fiscal 2000 increased to 80.3% from 77.6% for fiscal 1999. The increase in cost of goods sold as a percentage of net sales resulted from higher average recovered paper costs and higher operating costs at several plants, some of which were related to the start-up of certain new equipment and higher energy and freight costs.

     Cost of goods sold for fiscal 1999 increased 1.1% to $1,019.2 million from $1,008.6 million for fiscal 1998. Cost of goods sold as a percentage of net sales for fiscal 1999 decreased to 77.6% from 77.7% for fiscal 1998. The decrease in cost of goods sold as a percentage of net sales resulted from lower average recovered paper costs, energy and workers' compensation expenses and increased manufacturing efficiencies, which were offset somewhat by increases in health insurance costs.

     Substantially all of our U.S. inventories are valued at the lower of cost or market with cost determined on the last-in, first-out, or "LIFO," inventory valuation method, which we believe generally results in a better matching of current costs and revenues than under the first-in, first-out, or "FIFO," inventory valuation method. In periods of increasing costs, the LIFO method generally results in higher cost of goods sold than under the FIFO method. In periods of decreasing costs, the results are generally the opposite.

     The following table illustrates the comparative effect of LIFO and FIFO accounting on our results of operations. These supplemental FIFO earnings reflect the after-tax effect of eliminating the LIFO adjustment each year.

                                                FISCAL YEAR ENDED SEPTEMBER 30,
                                ---------------------------------------------------------------
                                       1998                  1999                  2000
                                -------------------   -------------------   -------------------
                                  LIFO       FIFO       LIFO       FIFO       LIFO       FIFO
                                --------   --------   --------   --------   --------   --------
                                                         (IN MILLIONS)
Cost of goods sold............  $1,008.6   $1,007.4   $1,019.2   $1,019.0   $1,174.8   $1,169.5
Net income (loss).............      42.0       42.7       39.7       39.8      (15.9)     (12.6)

  Gross Profit

                                                  FIRST    SECOND     THIRD    FOURTH    FISCAL
                                                 QUARTER   QUARTER   QUARTER   QUARTER    YEAR
                                                 -------   -------   -------   -------   ------
                                                                (% OF NET SALES)
1998...........................................   21.2%     21.4%     23.5%     23.0%     22.3%
1999...........................................   23.0      22.1      22.3      22.3      22.4
2000...........................................   20.8      19.9      18.8      19.4      19.7

     Gross profit for fiscal 2000 decreased 1.9% to $288.5 million from $294.2 million for fiscal 1999. Gross profit as a percentage of net sales decreased to 19.7% for fiscal 2000 from 22.4% for fiscal 1999. See "-- Cost of Goods Sold."

     Gross profit for fiscal 1999 increased 1.9% to $294.2 million from $288.8 million for fiscal 1998. Gross profit as a percentage of net sales increased to 22.4% for fiscal 1999 from 22.3% for fiscal 1998. See "-- Cost of Goods Sold."

  Selling, General and Administrative Expenses

     Selling, general and administrative expenses for fiscal 2000 increased 4.2% to $178.0 million from $170.8 million for fiscal 1999. Selling, general and administrative expenses as a percentage of net sales for fiscal 2000 decreased to 12.2% from 13.0% for fiscal 1999. The decrease in selling, general and administrative expenses as a percentage of net sales for fiscal 2000 resulted primarily from decreased compensation expenses in relation to net sales.

     Selling, general and administrative expenses for fiscal 1999 increased 4.5% to $170.8 million from $163.4 million for fiscal 1998. Selling, general and administrative expenses as a percentage of net sales for fiscal 1999 increased to 13.0% from 12.6% for fiscal 1998. The increase in selling, general and administrative expenses as a percentage of net sales for fiscal 1999 resulted primarily from increased compensation expenses.

  Plant Closings and Other Costs

     During fiscal 2000, we incurred plant closing and other costs related to announced facility closings. We generally accrue the cost of employee terminations at the time of notification to the employees. Certain other costs, such as moving and relocation costs, are expensed as incurred. These plant closing costs include the closing of a laminated paperboard products plant in Lynchburg, Virginia and folding carton plants in Chicago, Illinois, Norcross, Georgia and Madison, Wisconsin. The closures resulted in the termination of approximately 550 employees. In connection with these and certain other plant closings, we incurred charges of $61.1 million during fiscal 2000, which consisted mainly of asset impairment, severance, equipment relocation, lease write-downs and other related expenses, including business interruption and other inefficiencies. Of the $61.1 million, $46.0 million was asset impairment charges related to the determination that material diminution in the value of assets had occurred at our two folding carton plants that use web offset technology and at the other closed facilities. This includes $25.4 million of goodwill which is not deductible for tax purposes. As a result of the asset impairment and goodwill charges, depreciation and amortization expense in fiscal year 2001 will be lower by $3.9 million and $0.6 million, respectively. Payments of $12.6 million were made in fiscal 2000, leaving a remaining liability of $2.5 million at September 30, 2000. Plant closing and other costs are not allocated to the respective segments for financial reporting purposes. Had these costs been allocated, $50.2 million would have been charged to the packaging products segment, $9.3 million would have been charged to the paperboard segment and $1.6 million would have been non-allocated. We have consolidated the operations of these closed plants into other existing facilities.

     During fiscal 2000, we decided to remove certain equipment from service primarily in our laminated paperboard products division. As a result of this decision, we incurred asset impairment charges of $4.6 million related to this equipment.

     During fiscal 1999, we closed a folding carton plant in Taylorsville, North Carolina, a laminated paperboard products operation in Otsego, Michigan and an uncoated papermill serving our coverboard converting operations in Jersey City, New Jersey. The closures resulted in the termination of approximately 280 employees. In connection with these closings, we incurred charges of $6.3 million during fiscal 1999, which consisted mainly of severance, equipment relocation, expected losses on the disposition of the facility and related expenses. We made payments of $0.3 million and $4.1 million in fiscal 2000 and 1999, respectively, incurred losses of $0.2 million and $0.8 million in connection with the disposal of inventory and other assets during fiscal 2000 and 1999, respectively, made an adjustment of $0.1 million to reduce the liability during fiscal 2000 and reduced the carrying value of the Jersey City facility by $1.0 million during fiscal 1999, leaving a nominal remaining liability at September 30, 2000. Plant closing and other costs are not allocated to the respective segments for financial reporting purposes. Had these costs been allocated, $3.9 million would have been charged to the paperboard segment in fiscal 1999 and $2.4 million of expense would have been charged to the packaging products segment in fiscal 1999. We have consolidated the operations of these closed plants into other existing facilities.

     During fiscal 1998, we began implementing certain cost reduction initiatives designed to reduce overhead and production costs and improve operating efficiency. In connection with these cost reduction initiatives, we terminated approximately 40 employees and recorded $0.6 million and $2.0 million of costs related to these terminations during fiscal 1999 and 1998, respectively. We made payments of approximately $0.5 million, $1.2 million and a nominal amount during fiscal 2000, 1999 and 1998, respectively, related to these terminations and made an adjustment to reduce the liability by $0.3 million during fiscal 2000. The remaining liability at September 30, 2000 was approximately $0.5 million, which is expected to be paid during fiscal 2001.

  Segment Operating Income

     Operating Income -- Packaging Products Segment

                                                               NET SALES    OPERATING    RETURN
                                                              (AGGREGATE)    INCOME     ON SALES
                                                              -----------   ---------   --------
                                                              (IN MILLIONS, EXCEPT PERCENTAGES)
First Quarter...............................................    $194.0        $ 6.6       3.4%
Second Quarter..............................................     194.6          6.5       3.3
Third Quarter...............................................     192.6          8.4       4.4
Fourth Quarter..............................................     193.2         11.0       5.7
                                                                ------        -----
FISCAL 1998.................................................    $774.4        $32.5       4.2%
                                                                ======        =====
First Quarter...............................................    $185.7        $10.8       5.8%
Second Quarter..............................................     180.7          9.0       5.0
Third Quarter...............................................     186.9          9.4       5.0
Fourth Quarter..............................................     196.6         11.3       5.7
                                                                ------        -----
FISCAL 1999.................................................    $749.9        $40.5       5.4%
                                                                ======        =====
First Quarter...............................................    $192.9        $ 6.3       3.3%
Second Quarter..............................................     195.1          7.7       3.9
Third Quarter...............................................     202.8         10.7       5.3
Fourth Quarter..............................................     206.6         10.1       4.9
                                                                ------        -----
FISCAL 2000.................................................    $797.4        $34.8       4.4%
                                                                ======        =====

     Operating income attributable to the packaging products segment for fiscal 2000 decreased 14.1% to $34.8 million from $40.5 million for fiscal 1999. Operating margin for fiscal 2000 was 4.4% compared to 5.4% for fiscal 1999. The decrease in operating margin resulted from higher raw material costs, significant losses in our web offset folding carton operations and operational inefficiencies attributable in part to the start-up of new equipment.

     Operating income attributable to the packaging products segment for fiscal 1999 increased 24.6% to $40.5 million from $32.5 million for fiscal 1998. Operating margin for fiscal 1999 was 5.4% compared to 4.2% for fiscal 1998. The increase in operating margin was the result of increased manufacturing efficiencies from improved operating rates and higher sales in the second half of fiscal 1999. This increase was offset somewhat by lower average selling prices for certain business in the folding carton division.

  Operating Income -- Paperboard Segment

                                                                          PAPERBOARD      AVERAGE         MEDIUM        AVERAGE
                               NET SALES       OPERATING      RETURN         TONS        PAPERBOARD        TONS         MEDIUM
                              (AGGREGATE)       INCOME       ON SALES      SHIPPED         PRICE         SHIPPED         PRICE
                             -------------   -------------   --------   --------------   ----------   --------------   ---------
                             (IN MILLIONS)   (IN MILLIONS)              (IN THOUSANDS)   (PER TON)    (IN THOUSANDS)   (PER TON)
First Quarter..............     $142.2           $17.0         12.0%        252.6           $420           45.0          $330
Second Quarter.............      144.9            19.9         13.7         246.8            420           45.6           347
Third Quarter..............      135.2            19.7         14.6         235.1            417           40.8           338
Fourth Quarter.............      133.1            15.8         11.9         231.0            414           43.9           318
                                ------           -----                      -----                         -----
FISCAL 1998................     $555.4           $72.4         13.0%        965.5           $418          175.3          $332
                                ======           =====                      =====                         =====
First Quarter..............     $122.5           $13.0         10.6%        230.7           $403           45.2          $288
Second Quarter.............      127.0            11.5          9.1         229.0            399           43.5           328
Third Quarter..............      134.5            16.2         12.0         249.4            398           45.3           340
Fourth Quarter.............      145.0            14.9         10.3         249.8            406           44.7           380
                                ------           -----                      -----                         -----
FISCAL 1999................     $529.0           $55.6         10.5%        958.9           $401          178.7          $336
                                ======           =====                      =====                         =====
First Quarter..............     $144.3           $15.5         10.7%        250.4           $420           42.4          $386
Second Quarter.............      154.7            14.7          9.5         257.1            426           44.7           403
Third Quarter..............      148.9             8.4          5.6         242.0            445           40.9           419
Fourth Quarter.............      140.6             9.0          6.4         228.7            449           42.2           407
                                ------           -----                      -----                         -----
FISCAL 2000................     $588.5           $47.6          8.1%        978.2           $435          170.2          $403
                                ======           =====                      =====                         =====

                              WEIGHTED
                              AVERAGE
                             RECOVERED
                             PAPER COST
                             ----------
                             (PER TON)
First Quarter..............     $ 70
Second Quarter.............       68
Third Quarter..............       59
Fourth Quarter.............       58
FISCAL 1998................     $ 64
First Quarter..............     $ 53
Second Quarter.............       52
Third Quarter..............       58
Fourth Quarter.............       76
FISCAL 1999................     $ 60
First Quarter..............     $ 83
Second Quarter.............       91
Third Quarter..............      108
Fourth Quarter.............       88
FISCAL 2000................     $ 92

     Operating income attributable to the paperboard segment for fiscal 2000 decreased 14.4% to $47.6 million from $55.6 million for fiscal 1999. Operating margin for fiscal 2000 decreased to 8.1% from 10.5% in fiscal 1999. The decrease in operating margin was primarily the result of raw material, energy and freight cost increases that were not fully passed on to customers, costs associated with the start-up of new equipment and operational inefficiencies at certain papermills.

     Operating income attributable to the paperboard segment for fiscal 1999 decreased 23.2% to $55.6 million from $72.4 million for fiscal 1998. Operating margin for fiscal 1999 decreased to 10.5% from 13.0% in fiscal 1998. The decrease in operating margin primarily resulted from lower average selling prices and volumes of paperboard, which were partially offset by lower average recovered paper costs. Beginning in the latter part of fiscal 1999, recovered paper costs increased and we began implementing price increases to recover these costs.

     Operating Income -- Specialty Corrugated Packaging and Display Segment

                                                               NET SALES    OPERATING    RETURN
                                                              (AGGREGATE)    INCOME     ON SALES
                                                              -----------   ---------   --------
                                                              (IN MILLIONS, EXCEPT PERCENTAGES)
First Quarter...............................................    $ 29.4        $ 2.8        9.5%
Second Quarter..............................................      32.9          3.3       10.0
Third Quarter...............................................      34.4          3.4        9.9
Fourth Quarter..............................................      41.3          6.1       14.8
                                                                ------        -----
FISCAL 1998.................................................    $138.0        $15.6       11.3%
                                                                ======        =====
First Quarter...............................................    $ 37.8        $ 3.9       10.3%
Second Quarter..............................................      41.4          5.7       13.8
Third Quarter...............................................      45.0          5.1       11.3
Fourth Quarter..............................................      56.7          9.1       16.0
                                                                ------        -----
FISCAL 1999.................................................    $180.9        $23.8       13.2%
                                                                ======        =====
First Quarter...............................................    $ 52.3        $ 6.2       11.9%
Second Quarter..............................................      59.2          7.8       13.2
Third Quarter...............................................      59.1          7.2       12.2
Fourth Quarter..............................................      68.2          7.2       10.6
                                                                ------        -----
FISCAL 2000.................................................    $238.8        $28.4       11.9%
                                                                ======        =====

     Operating income attributable to this segment for fiscal 2000 increased 19.3% to $28.4 million from $23.8 million for fiscal 1999. Operating margin for fiscal 2000 decreased to 11.9% from 13.2% in fiscal 1999. The decrease in operating margin was primarily the result of higher raw material costs.

     Operating income attributable to this segment for fiscal 1999 increased 52.6% to $23.8 million from $15.6 million for fiscal 1998. Operating margin for fiscal 1999 increased to 13.2% from 11.3% in fiscal 1998. The increase in operating margin was primarily the result of lower raw material costs.

  Interest Expense

     Interest expense for fiscal 2000 increased to $35.5 million from $31.2 million for fiscal 1999 and decreased to $31.2 million for fiscal 1999 from $35.0 million for fiscal 1998. The increase for fiscal 2000 primarily resulted from an increase in the average outstanding borrowings and higher interest rates. The decrease in fiscal 1999 primarily resulted from a decrease in average outstanding borrowings and lower interest rates.

  Provision for Income Taxes

     Provision for income taxes for fiscal 2000 decreased to $11.6 million from $30.6 million for fiscal 1999. Provision for income taxes for fiscal 1999 decreased to $30.6 million from $32.6 million for fiscal 1998. Excluding the effect of the $25.4 million non-cash write-off during fiscal 2000 of the goodwill associated with the impairment of assets at two facilities acquired in the Waldorf acquisition, which is non-deductible for tax purposes, our effective tax rate increased to 54.9% for fiscal 2000 compared to 43.5% for fiscal 1999 and decreased to 43.5% for fiscal 1999 compared to 43.7% for fiscal 1998. The increase in the effective tax rate in fiscal 2000 was primarily due to higher non-tax deductible goodwill amortization as a percentage of pre-tax net income. The decrease in the effective tax rate in fiscal 1999 primarily resulted from a decrease in our effective state tax rate.

  Net (Loss) Income and Diluted (Loss) Earnings Per Common Share

     Net loss for fiscal 2000 was $15.9 million compared to net income of $39.7 million for fiscal 1999. Net loss as a percentage of net sales was 1.1% for fiscal 2000 compared to net income as a percentage of net sales of 3.0% for fiscal 1999. Diluted loss per share for fiscal 2000 was $0.46 compared to diluted earnings per share of $1.13 for fiscal 1999.

     Net income for fiscal 1999 decreased 5.5% to $39.7 million from $42.0 million for fiscal 1998. Net income as a percentage of net sales decreased to 3.0% for fiscal 1999 from 3.2% for fiscal 1998. Diluted earnings per share for fiscal 1999 decreased to $1.13 from $1.20 for fiscal 1998.

MARKET RISK-SENSITIVE INSTRUMENTS AND POSITIONS

     We are exposed to market risk from changes in interest rates, foreign exchange rates and commodity prices. To mitigate these risks, we enter into various hedging transactions. The sensitivity analyses presented below do not consider the effect of possible adverse changes in the economy generally, nor do they consider additional actions management may take to mitigate its exposure to such changes.

  Derivative Instruments

     We enter into a variety of derivative transactions. Generally, we designate at inception derivatives hedge risks associated with specific assets, liabilities or future commitments and monitor each derivative to determine if it remains an effective hedge. The effectiveness of the derivative as a hedge is based on a high correlation between changes in its value and changes in value of the underlying hedged item. We include in operations amounts received or paid when the underlying transaction settles. We do not enter into or hold derivatives for trading or speculative purposes.

     From time to time, we use interest rate cap agreements and interest rate swap agreements to manage synthetically the interest rate characteristics of a portion of our outstanding debt and to limit our exposure to rising interest rates. Amounts to be received or paid as a result of interest rate cap agreements and interest rate swap agreements are accrued and recognized as an adjustment to interest expense related to the designated debt. The cost of purchasing interest rate caps is amortized to interest expense ratably during the life of the agreement. Gains or losses on terminations of interest rate swap agreements are deferred and amortized as an adjustment to interest expense of the related debt instrument over the remaining term of the original contract life of terminated swap agreements. In the event of the early extinguishment of a designated debt obligation, any realized or unrealized gain or loss from the swap would be recognized in income at the time of the extinguishment.

     We use forward contracts to limit our exposure to fluctuations in Canadian foreign currency rates with respect to our receivables denominated in Canadian dollars. The forward contracts are settled monthly and resulting gains or losses are recognized at the time of settlement.

     From time to time, we use commodity swap agreements to limit our exposure to falling selling prices and rising raw material costs for a portion of our recycled corrugating medium business. Amounts to be received or paid as a result of these swap agreements are recognized in the period in which the related sale is made.

  Interest Rate

     We are exposed to changes in interest rates, primarily as a result of our short-term and long-term debt with both fixed and floating interest rates. We use interest rate agreements to effectively cap the LIBOR rate on portions of the amount outstanding under our revolving credit facility. If market interest rates averaged 1.0% more than actual rates in fiscal 2000, our interest expense after considering the effects of interest rate swap and cap agreements would have increased, and income before taxes would have decreased, by approximately $4.7 million for fiscal 2000. Comparatively, if market interest rates averaged 1.0% more than actual rates in fiscal 1999, our interest expense, after considering the effects of interest rate swap and cap agreements, would have increased, and income before taxes would have decreased by approximately $3.0 million for fiscal 1999. These amounts are determined by considering the impact of the hypothetical interest rates on our borrowing costs and interest rate swap and cap agreements. These analyses do not consider the effects of the reduced level of overall economic activity that could exist in such an environment.

     As of September 30, 2000, we had one interest rate cap agreement expiring October 7, 2000, and no swap agreements in place. As of June 30, 2001, we had no interest rate cap agreements or swap agreements in place.

  Foreign Currency

     We are exposed to changes in foreign currency rates with respect to our foreign currency-denominated operating revenues and expenses. We use forward contracts to limit exposure to fluctuations in Canadian foreign currency rates, our largest exposure to foreign currency rates. For fiscal 2000, a uniform 10.0% strengthening in the value of the dollar relative to the currency in which our sales are denominated would have resulted in an increase in gross profit of $0.6 million for fiscal 2000. Comparatively, for fiscal 1999, a uniform 10.0% strengthening in the value of the dollar relative to the currency in which our sales are denominated would have resulted in an increase in gross profit of $0.4 million for fiscal 1999. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

     In addition to the direct effect of changes in exchange rates on the dollar value of the resulting sales, changes in exchange rates also affect the volume of sales or the foreign currency sales price as competitors' products become more or less attractive. Our sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency prices.

  Commodities

     We sell recycled medium to various customers. The principal raw material used in the production of medium is old corrugated containers, or "OCC". Medium prices and OCC costs fluctuate widely due to changing market forces. As a result, we use swap agreements to limit our exposure to falling selling prices and rising raw material costs of a portion of our recycled medium and recycled fiber businesses. We estimate market risk as a hypothetical 10.0% decrease in selling prices or a 10.0% increase in raw material costs. Based on 2000 medium sales prices, such a decrease would have resulted in lower sales of $2.9 million during fiscal 2000 including the effect of our swaps on medium prices. Based on 2000 OCC costs, such an increase would have resulted in higher costs of purchases of $0.9 million during fiscal 2000.

     In 1999, we estimated market risk as a hypothetical 10.0% increase in selling prices or a 10.0% decrease in raw material costs. Based on 1999 medium sales prices, such an increase would have resulted in lower sales of $1.7 million during fiscal 1999 because of our swaps on medium prices. Based on 1999 OCC costs, such a decrease would have resulted in higher costs of purchases of $0.7 million during fiscal 1999 because of our swaps on OCC costs.

     We purchase and sell a variety of commodities that are not subject to derivative commodity instruments, including OCC, paperboard and recovered paper. Fluctuations in market prices of these commodities could have a material effect on our results of operations. Such fluctuations are not reflected in the results above.

LIQUIDITY AND CAPITAL RESOURCES

  Working Capital and Capital Expenditures

     We have funded our working capital requirements and capital expenditures from net cash provided by operating activities, borrowings under term notes and bank credit facilities and proceeds received in connection with the issuance of industrial revenue bonds and debt and equity securities.

     On November 14, 2000, we entered into a $125 million receivables-backed financing transaction, the proceeds of which were used to repay borrowings outstanding under our revolving credit agreement. The receivables financing facility was provided by Blue Ridge Asset Funding Corporation, a commercial paper issuer administered by Wachovia Bank, N.A., with a back-up liquidity facility provided by Wachovia Bank, N.A. Both the receivables financing facility and the back-up liquidity facility are 364-day vehicles.

     During the second quarter of fiscal 2001, we amended the terms of our revolving credit facility. The amendment revised the financial covenants to exclude from earnings the cash costs of certain plant closings and reduced our aggregate borrowing availability from $450 million to $400 million. This amendment did not change the interest rate for borrowings under the revolving credit facility. During July 2001, the participating banks agreed to amend the terms of our revolving credit facility to eliminate scheduled adjustments to two of our financial covenants in the event we reduce the size of the facility to $300 million or less and permit us to enter into agreements restricting our ability to grant liens upon our assets and properties in connection with our existing notes and this offering. At June 30, 2001, we had $289.0 million outstanding under our revolving credit facility. The revolving credit facility terminates in June 2005. Cash and cash equivalents, $3.0 million at June 30, 2001, decreased from $5.4 million at September 30, 2000.

     Net cash provided by operating activities increased for the nine months ended June 30, 2001 to $92.0 million from $62.5 million for the nine months ended June 30, 2000. The increase was primarily a result of decreases in accounts receivable and inventory balances. Net cash used for financing activities aggregated $36.3 million for the nine months ended June 30, 2001 and consisted primarily of repayments of borrowings and dividend payments. Net cash provided by financing activities aggregated $9.4 million for the nine months ended June 30, 2000 and consisted primarily of additional borrowings under the revolving credit facility, partially offset by purchases of common stock and dividend payments. Net cash used for investing activities was $58.4 million for the nine months ended June 30, 2001 compared to $69.0 million for the nine months ended June 30, 2000 and consisted primarily of capital expenditures for the nine months ended June 30, 2001 and June 30, 2000.

     Net cash provided by operating activities for fiscal 2000 was $102.4 million compared to $112.4 million for fiscal 1999. This decrease was primarily the result of decreased earnings before depreciation and amortization and a larger change in operating assets and liabilities during fiscal 2000 than fiscal 1999. Net cash used for financing activities aggregated $0.1 million for fiscal 2000 and consisted primarily of purchases of common stock and quarterly dividend payments, offset by additional borrowings under our revolving credit facility. Net cash used for financing activities aggregated $22.8 million for fiscal 1999 and consisted primarily of repayments of debt and quarterly dividend payments. Net cash used for investing activities was $101.3 million for fiscal 2000 compared to $91.2 million for fiscal 1999 and consisted primarily of capital expenditures in both years.

     Net cash provided by operating activities for fiscal 1999 was $112.4 million compared to $125.7 million for fiscal 1998. This decrease primarily resulted from a larger change in operating assets and liabilities during fiscal 1999 than fiscal 1998. Net cash used for financing activities aggregated $22.8 million for fiscal 1999 and consisted primarily of repayments of debt and quarterly dividend payments. Net cash used for financing activities aggregated $44.7 million for fiscal 1998 and consisted primarily of repayments of debt and quarterly dividend payments. Net cash used for investing activities was $91.2 million for fiscal 1999 compared to $78.4 million for fiscal 1998 and consisted primarily of capital expenditures in both years.

     Capital expenditures during the nine months ended June 30, 2001 aggregated $51.8 million, excluding our capital contributions to Seven Hills Paperboard, LLC, a joint venture that will produce gypsum facing paper, and were used primarily to purchase and upgrade machinery and equipment. We own 49% of Seven Hills Paperboard, LLC. See "-- Joint Venture."

     Our capital expenditures aggregated $94.6 million for fiscal 2000, excluding our capital contributions to Seven Hills Paperboard, LLC. We expanded our operations through an ongoing capital improvements program and management's efforts to optimize the productive output of our manufacturing facilities. In addition, we also redeployed capital by closing certain manufacturing facilities and, in some cases, moving manufacturing equipment to other locations. Our capital improvements program during fiscal 2000 included investments in the following: rebuilding and adding a new wet end to an uncoated paper machine in Lynchburg, Virginia which we contributed to Seven Hills Paperboard LLC; rebuilding of a large uncoated machine by adding a new wet end to the mill in Otsego, Michigan; adding converting capacity at our Knoxville and Sequatchie Valley, Tennessee folding carton operations; adding additional manufacturing capacity and opening a new contract packing facility in our Alliance division; and adding extrusion and thermoforming capacity to our plastic packaging division.

     We estimate that our capital expenditures will aggregate approximately $80.0 million in fiscal 2001, including our investment in Seven Hills Paperboard, LLC. These expenditures will be used to purchase and upgrade various machinery and equipment in all of our divisions and for building expansions and improvements in one of our divisions. We anticipate that we will be able to fund our capital expenditures, acquisitions, interest payments, stock repurchases, dividends and working capital needs for the foreseeable future from cash generated from operations, borrowings under our revolving credit facility, proceeds from the issuance of debt or equity securities or other additional long-term debt financing.

JOINT VENTURE

     On February 18, 2000, we formed a joint venture with Lafarge Corporation to produce gypsum paperboard liner for Lafarge's U.S. wallboard manufacturing plants. The joint venture, Seven Hills Paperboard, LLC, owns and will operate a paperboard machine located at our Lynchburg, Virginia manufacturing site. We have contributed a portion of our existing Lynchburg assets, valued at $4.0 million, to the joint venture, which will manufacture gypsum paperboard liner. As of June 30, 2001, we have also contributed cash of $14.6 million for purposes of rebuilding the paperboard machine. Lafarge owns 51% and we own 49% of the joint venture.

STOCK REPURCHASE PROGRAM

     In November 2000, the executive committee of our board of directors amended our stock repurchase plan to allow us to repurchase from time to time prior to July 31, 2003 up to 2,143,332 shares of common stock, including shares of Class A common stock, in open market transactions on the New York Stock Exchange or in private transactions, and shares of Class B common stock in private transactions, including repurchases pursuant to certain first-offer rights contained in our restated and amended articles of incorporation. Since the amendment, we have repurchased 4,300 shares of Class A common stock. During the first nine months of fiscal 2001, we repurchased 0.3 million shares of Class A common stock. We repurchased 2.1 million, zero and 0.3 million shares of Class A common stock during fiscal 2000, 1999 and 1998, respectively.

EXPENDITURES FOR ENVIRONMENTAL COMPLIANCE

     We are subject to various federal, state, local and foreign environmental laws and regulations, including those regulating the discharge, storage, handling and disposal of a variety of substances. These laws and regulations include, among others, the Comprehensive Environmental Response, Compensation and Liability Act, which we refer to as CERCLA, the Clean Air Act (as amended in 1990), the Clean Water Act, the Resource Conservation and Recovery Act (including amendments relating to underground tanks) and the Toxic Substances Control Act. These environmental regulatory programs are primarily administered by the U.S. Environmental Protection Agency. In addition, some states in which we operate have adopted equivalent or more stringent environmental laws and regulations or have enacted their own parallel environmental programs, which are enforced through various state administrative agencies.

     We do not believe that future compliance with these environmental laws and regulations will have a material adverse effect on our results of operations, financial condition or cash flows. However, environmental laws and regulations are becoming increasingly stringent. Consequently, our compliance and remediation costs could increase materially. In addition, we cannot currently assess with certainty the impact that the future emissions standards and enforcement practices under the 1990 amendments to the Clean Air Act will have on our operations or capital expenditure requirements. However, we believe that any such impact or capital expenditures will not have a material adverse effect on our results of operations, financial condition or cash flows.

     We estimate that we will spend $1.0 to $2.0 million for capital expenditures during fiscal year 2001 in connection with matters relating to environmental compliance. Over the next twelve months, we will also need to upgrade or replace a boiler at one of our facilities in Texas to comply with new state air pollution control requirements. We estimate the cost for upgrading or replacing that boiler to be in the range of $1.0 million to $3.5 million. In the event we are not able to upgrade or replace the boiler prior to the new air pollution control requirements going into effect, we may have to temporarily suspend a portion of our operations at our Dallas, Texas facility. We do not believe that such a disruption, if it were to occur, would have a material adverse effect on our results of operations.

     In addition, we may need to modify or replace the coal-fired boilers at two of our facilities in order to operate cost effectively while complying with emissions regulations under the Clean Air Act. We estimate these improvements could cost as much as $9.0 million. If required, we anticipate those costs to be incurred beginning in 2002.

     On February 9, 1999, we received a letter from the Michigan Department of Environmental Quality, which we refer to as MDEQ, in which the MDEQ alleged that we were in violation of the Michigan Natural Resources and Environmental Protection Act, as well as the facility's wastewater discharge permit at one of our Michigan facilities. The letter alleged that we exceeded several numerical limitations for chemical parameters outlined in the wastewater permit and violated other wastewater discharge criteria. The MDEQ further alleged that we were liable for contamination contained on the facility property as well as for contributing contamination to the Kalamazoo River Site. The letter requested that we commit, in the form of a binding agreement, to undertake the necessary and appropriate response activities and response actions to address contamination in both areas. We have entered into an administrative consent order pursuant to which improvements are being made to the facility's wastewater treatment system and we have paid a $75,000 settlement amount. We have also agreed to pay an additional $30,000 for past and future oversight costs incurred by the State of Michigan. This payment will be made in three equal installments over two years, the first of which has already been made. The cost of making upgrades to the wastewater treatment systems is estimated to be approximately $1.4 million. Nothing contained in the order constitutes an admission of liability or any factual finding, allegation or legal conclusion on our part. The order was completed during the first quarter of fiscal 2001. To date, MDEQ has not made any other demand regarding our alleged liability for contamination at the Kalamazoo River Site.

     We have been identified as a potentially responsible party, which we refer to as a PRP, at eight "superfund" sites pursuant to CERCLA or comparable state statutes. In all of these matters, we have either resolved our alleged liability for amounts that are not material to us, or we believe that, based on currently available information, although there can be no assurance, any liability that we might have at these other sites, individually or in the aggregate, will not have a material adverse effect on our results of operations, financial condition or cash flows.

NEW ACCOUNTING STANDARDS

     On June 29, 2001, the Financial Accounting Standards Board (FASB) approved statement No. 142 "Goodwill and Other Intangible Assets." This statement changes the accounting for goodwill from an amortization method to an impairment only approach. As of June 30, 2001, we have $262.0 million of recorded net goodwill which will be subject to this new standard. During fiscal 2001, we expect approximately $7.8 million of goodwill amortization expense, net of taxes. We expect to adopt this standard in the first quarter of fiscal 2002. We are currently evaluating this new pronouncement and have not yet determined the impact on our consolidated financial statements.

     On October 1, 2000, we adopted Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities," as amended. This statement requires that the fair value of derivatives be recorded as assets or liabilities. Gains or losses resulting from changes in the fair values of derivatives would be accounted for currently in earnings or comprehensive income depending on the purpose of the derivatives and whether they qualify for hedge accounting treatment.

     The adoption of SFAS 133 impacts the accounting for the Company's OCC and medium hedges.

     Our results of operations can be significantly impacted by fluctuations in the price of our raw materials, especially OCC and corrugating medium. To manage the risks associated with changes in prices, we use hedge contracts, which have maturities of up to 36 months.

     Upon the adoption of SFAS 133, we recorded the fair market value of our OCC and medium hedges on our consolidated balance sheet. On an ongoing basis, we will adjust the balance sheet to reflect the current fair market value of our hedge contracts. The related gains or losses on these contracts are deferred in shareholders' equity as a component of comprehensive income. These deferred gains and losses are recognized in income in the period in which the related OCC/medium purchases are consumed and recognized in expense. However, to the extent that the change in the value of the OCC/medium hedge contract does not perfectly offset the change in the value of the purchase being hedged, that ineffective portion of the hedge is immediately recognized in income.

     On October 1, 2000, we adopted Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition." This bulletin provides guidance on the recognition, presentation and disclosure of revenue in financial statements. The adoption of SAB 101 did not have a material impact on our consolidated financial statements.

                              DESCRIPTION OF NOTES

     The following discussion of the terms of the notes supplements the description of the general terms and provisions of the debt securities contained in the accompanying prospectus and identifies any general terms and provisions described in the accompanying prospectus that will not apply to the notes.

GENERAL

     The notes will be our general unsecured and senior obligations issued in an initial aggregate principal amount of $250,000,000. We will issue the notes under an indenture, dated as of July 31, 1995, as amended or supplemented from time to time, between us and SunTrust Bank. You should read the accompanying prospectus for a general discussion of the terms and provisions of the indenture.

     We may, without the consent of the holders of the notes, issue additional notes from the series of notes offered by this prospectus supplement. Any additional notes will have the same ranking, interest rate, maturity date and other terms as the notes. Any additional notes, together with the notes offered by this prospectus supplement, will constitute a single series of debt securities under the indenture.

     The notes will mature on August 15, 2011 and will not be entitled to any sinking fund. We may redeem the notes at our option at any time, either in whole or in part. See "-- Optional Redemption" below.

     The notes will bear interest at a rate of 8.20% per annum from August 7, 2001 or from the most recent interest payment date on which we paid or provided for interest on the notes. We will pay interest on the notes on each February 15 and August 15, commencing February 15, 2002 to the person listed as the holder of the note (or any predecessor note) in the security register at the close of business on the preceding February 1 or August 1, as the case may be.

     The notes will be issued only in denominations of $1,000 each or integral multiples of $1,000.

     The notes will be issued in the form of one or more global notes deposited with, or on behalf of, The Depository Trust Company, or DTC, and registered in the name of Cede & Co., DTC's nominee. See "Description of Debt Securities" in the accompanying prospectus for more information regarding DTC and the global notes.

     The notes are subject to defeasance in the manner described under the heading "Description of Debt Securities -- Defeasance and Covenant Defeasance" in the accompanying prospectus.

SAME-DAY SETTLEMENT

     Settlement for the notes will be made by the underwriters in immediately available funds. The notes will trade in the depositary's settlement system until maturity. As a result, the depositary will require secondary trading activity in the notes to be settled in immediately available funds.

OPTIONAL REDEMPTION

  Meaning of Terms

     We may redeem the notes at our option as described below. See "-- Our Redemption Rights." The following terms are relevant to the determination of the redemption price.

     When we use the term "Treasury Rate," we mean with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue. In determining this rate, we assume a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     When we use the term "Comparable Treasury Issue," we mean the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes. "Independent Investment Banker" means each of Banc of America Securities LLC, J.P. Morgan Securities Inc. or their respective successors as may be appointed from time to time by the trustee after consultation with us; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "primary treasury dealer"), we shall substitute therefor another primary treasury dealer.

     When we use the term "Comparable Treasury Price", we mean (1) the arithmetic average of the Reference Treasury Dealer Quotations for such redemption date after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the trustee obtains fewer than three Reference Treasury Dealer Quotations, the arithmetic average of all Reference Treasury Dealer Quotations for such redemption date. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the arithmetic average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer by 5:00 p.m. on the third business day preceding such redemption date. When we use the term "Reference Treasury Dealer," we mean each of Banc of America Securities LLC, J.P. Morgan Securities Inc. and their respective successors and any other primary U.S. Government securities dealer in New York City selected by the trustee after consultation with us.

     When we use the term "Remaining Scheduled Payments," we mean with respect to any note, the remaining scheduled payments of the principal and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such note, the amount of the next scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

  Our Redemption Rights

     We may redeem the notes at our option at any time, either in whole or in part. If we elect to redeem the notes, we will pay a redemption price equal to the greater of the following amounts, plus, in each case, accrued and unpaid interest thereon to the redemption date:

     - 100% of the principal amount of the notes to be redeemed, and

     - the sum of the present values of the Remaining Scheduled Payments.

In determining the present values of the Remaining Scheduled Payments, we will discount such payments to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Treasury Rate plus 35 basis points. A partial redemption of the notes may be effected by such method as the trustee shall deem fair and appropriate and may provide for the selection for redemption of portions (equal to the minimum authorized denomination for the notes or any integral multiple thereof) of the principal amount of notes of a denomination larger than the minimum authorized denomination for the notes.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed.

     Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

                                  UNDERWRITING

     We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the total principal amount of notes shown in the following table.

                                                               PRINCIPAL
                                                                 AMOUNT
UNDERWRITERS                                                    OF NOTES
------------                                                  ------------
Banc of America Securities LLC..............................    87,500,000
J.P. Morgan Securities Inc. ................................    87,500,000
SunTrust Robinson Humphrey Capital Markets,
  a division of SunTrust Capital Markets, Inc. .............    37,500,000
Wachovia Securities, Inc. ..................................    37,500,000
                                                              ------------
          Total.............................................  $250,000,000
                                                              ============

     Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to .40% of the principal amount of notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to .25% of the principal amount of notes. If all the notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

     The notes are a new issue of securities with no established trading market. The underwriters have advised us that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. Neither we nor the underwriters can assure you as to the liquidity of the trading market for the notes.

     In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of greater total principal amount of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress. The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because an underwriter has repurchased notes sold by or for the account of that particular underwriter in stabilizing or short covering transactions. These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes, which may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

     In addition to the underwriting discount discussed above, we estimate that we will spend approximately $200,000 for expenses in connection with this offering.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     The underwriters and some of their affiliates have provided, and may continue to provide, investment banking, financial advisory, commercial banking and other services to us and have received, and may continue to receive, customary fees in connection with those services. In particular, Bank of America, N.A., an affiliate of Banc of America Securities LLC, an underwriter in this offering, is the syndication agent and a lender under our revolving credit facility. The Chase Manhattan Bank, an affiliate of J.P. Morgan Securities Inc., an underwriter in this offering, is a lender under our revolving credit facility. SunTrust Bank, an affiliate of SunTrust Robinson Humphrey Capital Markets, a division of SunTrust Capital Markets, Inc., an underwriter in this offering, is agent and a lender under our revolving credit facility and is the trustee under the indenture under which the notes will be issued. Wachovia Bank, N.A., an affiliate of Wachovia Securities, Inc., an underwriter in this offering, is documentation agent and a lender under our revolving credit facility. In addition, Blue Ridge Asset Funding Corporation, a commercial paper issuer administered by Wachovia Bank, N.A., an affiliate of Wachovia Securities, Inc., an underwriter in this offering, provided our $125 million receivables-backed financing facility, with a back-up liquidity facility provided by Wachovia Bank, N.A. Affiliates of the underwriters that are lenders under our revolving credit facility will receive a portion of the net proceeds of the offering that are used to repay amounts borrowed under the revolving credit facility. Because more than 10% of the net proceeds from this offering may be paid to affiliates of the underwriters, the offering is being conducted in accordance with Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

     Banc of America Securities LLC and J.P. Morgan Securities Inc. ("JPMorgan") will make the securities available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between Banc of America Securities LLC and JPMorgan and their customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from Banc of America Securities LLC and JPMorgan based on transactions Banc of America Securities LLC and JPMorgan conduct through the system. Banc of America Securities LLC and JPMorgan will make the securities available to their customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

                                 LEGAL OPINIONS

     The validity of the notes will be passed upon for us by King & Spalding, and for the underwriters by Davis Polk & Wardwell.

                                    EXPERTS

     Our consolidated financial statements incorporated by reference into our annual report on Form 10-K for the fiscal year ended September 30, 2000 which are incorporated by reference in this prospectus supplement and the accompanying prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon which is incorporated by reference in this prospectus supplement and the accompanying prospectus. Such consolidated financial statements are incorporated by reference in this prospectus supplement and the accompanying prospectus in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                  $400,000,000

                               ROCK-TENN COMPANY

                                DEBT SECURITIES

                             ---------------------

     We may offer from time to time up to $400,000,000 of debt securities. We will provide the specific terms of these debt securities in supplements to this prospectus. You should read this prospectus and the accompanying prospectus supplement carefully before you invest.

                             ---------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these debt securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             ---------------------

                  THE DATE OF THIS PROSPECTUS IS JUNE 28, 2001

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the SEC using a "shelf" registration process. Under this shelf process, we may sell debt securities in one or more offerings up to a total dollar amount of $400,000,000. This prospectus provides you with a general description of the debt securities. Each time we sell debt securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading "Where you Can Find More Information." We may only use this prospectus to sell debt securities if it is accompanied by a prospectus supplement.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549, 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611-2511. You can also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. For further information on obtaining copies of our filings from the New York Stock Exchange, you should call 212-656-5080.

     The SEC allows us to "incorporate by reference" into this prospectus the information that we file with them, which means that we disclose important information to you by referring to such documents. The information incorporated by reference is an important part of this prospectus and the accompanying prospectus supplement and any information that we subsequently file with the SEC will automatically update and supercede information in this prospectus and in our other filings with the SEC. We incorporate by reference the documents listed below, which we have already filed with the SEC, and any further filings that we make with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all the debt securities offered by this prospectus:

     - Annual Report on Form 10-K for the year ended September 30, 2000,

     - Quarterly Report on Form 10-Q for the quarter ended December 31, 2000, and

     - Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

     You may request a copy of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing to or calling us at the following address:

     Rock-Tenn Company
     504 Thrasher Street
     Norcross, Georgia 30071
     (770) 448-2193
     Attention: Gwen Pinkerton
                Investor Relations

     We have also filed a registration statement with the SEC relating to the debt securities. This prospectus is part of the registration statement. You may obtain from the SEC a copy of the registration statement and exhibits that we filed with the SEC when we registered the debt securities. The registration statement may contain additional information that may be important to you.

     You should rely only on the information contained or incorporated by reference in this prospectus or the accompanying prospectus supplement. We have not authorized anyone else to provide you with additional or different information. We are only offering these debt securities in states where the offer is permitted. You should not assume that the information in this prospectus or the accompanying prospectus supplement is accurate as of any date other than the dates on the front of those documents.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. We may also make forward-looking statements in reports filed with the SEC that we incorporate by reference in this prospectus as well as the accompanying prospectus supplement. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "plans," "estimates" or similar expressions. These statements are based on beliefs and assumptions of our management, and on information currently available to our management.

     Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict. Such factors include, but are not limited to, the following:

     - increases in the cost, or reduction in the availability, of raw materials, such as recovered paper, virgin paperboard, containerboard and natural gas;

     - fluctuations in our selling prices;

     - the level of competition in our markets;

     - the introduction of new products by our competitors or the obsolescence of our products;

     - possible plant closures and consolidations;

     - our ability to identify, complete or integrate acquisitions;

     - the need for capital expenditures;

     - the potential loss of customers;

     - changes in generally accepted accounting principles;

     - adverse changes in, and the cost of complying with, governmental regulations, particularly environmental regulations; and

     - adverse changes in the packaging products and paperboard industries or the U.S. economy generally.

     We believe that our forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

                               ROCK-TENN COMPANY

     We are a leading converter of recycled and virgin paperboard and a leading manufacturer of recycled clay-coated and specialty paperboard. Our paperboard converting businesses manufacture folding cartons, laminated paperboard products, solid fiber partitions, corrugated packaging and corrugated sheet stock. We also produce corrugating medium and plastic packaging and other products, as well as collect and sell recycled fiber. We currently operate 66 converting operations, 12 paperboard mills and one distribution facility. These facilities are located in 24 states, Canada, Mexico and Chile.

     We are incorporated under the laws of the State of Georgia. Our principal executive offices are located at 504 Thrasher Street, Norcross, Georgia 30071, and our telephone number is 770-448-2193. Unless the context otherwise requires, all references to "us", "we", "our" or our "company" mean Rock-Tenn Company and its consolidated subsidiaries.

                                USE OF PROCEEDS

     Unless the accompanying prospectus supplement states otherwise, we will use the net proceeds from the sale of any debt securities for general corporate purposes. These purposes may include the following:

     - satisfaction of working capital requirements;

     - repayment of long-term debt or short-term debt;

     - redemption or repurchase of shares of our outstanding class A or class B common stock;

     - investments in, or extensions of credit to, our subsidiaries; and

     - possible acquisitions.

     Until we use the net proceeds we may temporarily invest the net proceeds in short-term marketable securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table shows our ratio of earnings to fixed charges, which includes our subsidiaries, on a consolidated basis. We have computed the ratio of earnings to fixed charges by dividing our earnings by our fixed charges. For purposes of calculating this ratio,

     - "earnings" include pretax income from continuing operations plus fixed charges adjusted for capitalized interest, and

     - "fixed charges" include interest on debt, whether expensed or capitalized, amortization of debt expense and the interest portion of rental expense on operating leases.

     For purposes of calculating the ratio of earnings to fixed charges, excluding plant closing costs, "earnings" include

     - pretax income from operations plus

     - fixed charges adjusted for capitalized interest plus

     - plant closing costs, which consist primarily of severance, machinery relocation, asset write-downs and other one time costs.

                                                                                    SIX MONTHS
                                                                                       ENDED
                                             FISCAL YEAR ENDED SEPTEMBER 30,         MARCH 31,
                                          -------------------------------------    -------------
                                          1996    1997    1998    1999    2000     2000     2001
                                          ----    ----    ----    ----    -----    -----    ----
Ratio of earnings to fixed charges....    7.20    2.20    2.90    2.98     0.88    (0.15)   1.96
Ratio of earnings to fixed charges,
  excluding plant closing costs.......    7.47    2.73    2.95    3.17     2.51     2.80    2.18

                         DESCRIPTION OF DEBT SECURITIES

     The debt securities, which include debentures, notes, bonds and other evidences of indebtedness that we may issue from time to time, will be issued under an indenture, dated as of July 31, 1995, between us and SunTrust Bank, as trustee.

     We have summarized the material provisions of the indenture below. The summary is not complete. We have filed the indenture as an exhibit to the registration statement and you should read the indenture for provisions that may be important to you. In the summary below, we have included references to section numbers of the indenture so that you can easily locate these provisions. Capitalized terms used in the summary have the meaning specified in the indenture. You can obtain a copy of the indenture by following the directions under the caption "Where You Can Find More Information."

GENERAL

     The indenture does not limit the aggregate principal amount of debt securities which we may issue and provides that we may issue debt securities from time to time in one or more series, in each case with the same or various maturities, at par or at a discount. We may issue additional debt securities of a particular series without the consent of the holders of debt securities outstanding at the time of issuance. Any such additional debt securities, together with all other outstanding debt securities of that series, will constitute a single series of debt securities under the indenture. The indenture also does not limit our ability to incur other unsecured debt and does not contain financial or similar restrictive covenants.

     A prospectus supplement relating to a series of debt securities will include specific terms relating to the offering. These terms will include some or all of the following:

     - the title of the debt securities;

     - any limit on the aggregate principal amount of the debt securities;

     - the maturity date or dates of the debt securities;

     - the price or prices, expressed as a percentage of the aggregate principal amount, at which the debt securities will be issued;

     - the rate or rates at which the debt securities will bear interest, if any, or the method for determining such rate or rates, if any;

     - the date or dates from which interest will accrue;

     - the date or dates on which interest will be payable and the related record dates;

     - the person to whom any interest on the debt securities shall be payable, if other than the person in whose name such debt security is registered at the close of business on the record date for such interest payment;

     - the place or places where the principal of, premium, if any, and interest on the debt securities will be payable if other than as stated in this prospectus;

     - any redemption dates, prices, rights, obligations and restrictions on the debt securities;

     - any mandatory or optional sinking fund, purchase fund or analogous provisions;

     - the denominations in which the debt securities will be issuable if other than denominations of $1,000 and integral multiples thereof;

     - the currency or currency unit in which principal, premiums, if any, and interest will be paid if other than U.S. dollars;

     - any index used to determine the amount of payments of principal, premiums, if any, and interest;

     - if payments of principal, premium, if any, and interest on any debt securities is payable, at our election or the election of any holder, in currency or currency units other than those in which the debt securities are stated to be payable, the terms and conditions upon which such election may be made;

     - the portion of the principal amount of the debt securities payable upon acceleration of maturity if other than the principal amount;

     - whether the defeasance provisions summarized below will apply to the debt securities;

     - whether we will issue the debt securities in permanent global form and the circumstances under which such permanent global debt securities may be exchanged;

     - any special tax implications of the debt securities;

     - any deletions from, changes in, or additions to the events of default or covenants specified in the indenture; and

     - any other terms of the debt securities not specified in this prospectus which are not inconsistent with the indenture. (Section 301).

     We may issue debt securities at a substantial discount from their stated principal amount. We refer to these securities as original issue discount securities, which means any debt security which provides for an amount less than the principal amount thereof to be due and payable upon acceleration of maturity following the occurrence and continuation of an event of default. We will describe the federal income tax consequences and other special considerations applicable to any original issue discount securities in the applicable prospectus supplement.

PAYMENT; TRANSFER

     Unless the applicable prospectus supplement states otherwise, the principal of, premium, if any, and interest on the debt securities will be payable, and the transfer of debt securities will be registrable, at the corporate trust office of the trustee and at any other office or agency maintained by us for such purpose. (Sections 301, 305 and 1002). The debt securities will be issued only in fully registered form without coupons. (Section 302). No service charge will be made for any registration of transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection with such registration or transfer. (Section 305).

RANKING

     The debt securities will be our direct unsecured obligations and will rank equally with all of our other unsecured and unsubordinated debt.

CERTAIN COVENANTS

  Restrictions on Liens

     Under the indenture we have agreed that we will not, and we will not permit any of our subsidiaries to, incur, issue, assume or guarantee any Debt secured by a Mortgage on any of our or our subsidiaries' Principal Property or any shares of Capital Stock or Debt of any subsidiary, without securing, equally and ratably with or prior to such secured Debt, the debt securities of each series then outstanding for so long as such secured Debt is so secured. This restriction will not, however, apply to:

          (1) Mortgages existing at the date of the indenture;

          (2) Mortgages on Principal Property, shares of Capital Stock or Debt of any corporation at the time the corporation becomes our subsidiary;

          (3) Mortgages on Principal Property or shares of Capital Stock existing at the time of the acquisition of such Principal Property or Capital Stock by us or our subsidiary;

          (4) Mortgages to secure the payment of all or any part of the price of acquisition, construction or improvement of Principal Property or Capital Stock by us or our subsidiary, or to secure any Debt or obligation incurred by us or our subsidiary, prior to, at the time of, or within 180 days after, the later of the acquisition or completion of construction, including any improvements on an existing property, which Debt or obligation is incurred for the purpose of financing all or any part of the purchase, construction or improvement of such Principal Property;

          (5) Mortgages securing any Debt or obligation of any of our subsidiaries owing to us or to another subsidiary;

          (6) Mortgages on property or assets of a corporation existing at the time the corporation is merged into or consolidated with us or our subsidiary or at the time of a sale, lease or other disposition of the properties of a corporation as an entirety or substantially as an entirety to us or our subsidiary;

          (7) Mortgages on property or assets of a person existing at the time we merge into or consolidate with this person or at the time of a sale, lease or other disposition of our properties as an entirety or substantially as an entirety to this person;

          (8) Mortgages on our or our subsidiaries' property or assets in favor of the United States or any State thereof or any department, agency or instrumentality or political subdivision thereof, or in favor of any other country or any political subdivision thereof, to secure partial progress, advance or other payments pursuant to any contract, statute, rule or regulation;

          (9) Mortgages on our or our subsidiaries' property or assets securing Debt or other obligations issued by the United States or any State thereof or any department, agency or instrumentality or political subdivision thereof, or by any other country or any political subdivision thereof, for the purpose of financing all or any part of the purchase price of or, in the case of real property, the cost of construction on or improvement of, any property or assets subject to such Mortgages;

          (10) Mortgages under worker's compensation laws or similar legislation and Mortgages or judgments thereunder which are not currently dischargeable, or in connection with bids, tenders, contracts, other than for the payment of money, or leases to which we or any of our subsidiaries is a party, or to secure our or our subsidiaries' public or statutory obligations, or in connection with obtaining or maintaining self-insurance or to obtain the benefits of any law, regulation or arrangement pertaining to unemployment insurance, old age pensions, social security or similar matters, or to secure surety, performance, appeal or customs bonds to which we or our subsidiaries are a party;

          (11) Mortgages created by or resulting from any litigation or other proceeding that is being contested in good faith by appropriate proceedings, including Mortgages arising out of judgments or awards against us or our subsidiaries with respect to which we or our subsidiaries are in good faith prosecuting an appeal or proceedings for review or for which the time to make an appeal has not yet expired; Mortgages relating to final unappealable judgment liens which are satisfied within 15 days of the date of judgment or Mortgages incurred by us or any of our subsidiaries for the purpose of obtaining a stay or discharge in the course of any litigation or proceeding to which we or our subsidiaries is a party;

          (12) Mortgages for taxes or assessments or governmental charges or levies not yet delinquent, or which can thereafter be paid without penalty, or which are being contested in good faith by appropriate proceedings; Mortgages comprising landlord's liens or liens of carriers, warehouseman, mechanics and materialman incurred in the ordinary course of business for sums not yet due and payable or which are being contested in good faith by appropriate proceedings; and any other Mortgages incidental to the conduct of our or our subsidiaries' business or the ownership of our respective property or assets not incurred in connection with the borrowing of money or the obtaining of advances or credit and which do not, in the opinion of our board of directors, materially impair the use or value of such property or assets;

          (13) any extension, renewal or replacement, or successive extensions, renewals or replacements, as a whole or in part, of any Mortgages referred to in the foregoing paragraphs (1) to (12) inclusive; provided that the principal amount of the Debt being extended, renewed or replaced is not increased and such extension, renewal or replacement, in the case of Debt secured by a Mortgage, shall be limited to all or a part of the same property, shares of Capital Stock or Debt that secured the Mortgage extended, renewed or replaced plus improvements on such property; and

          (14) Mortgages not permitted by paragraphs (1) through (13) above if at the time of and after giving effect to the creation or assumption of any such Mortgage, the aggregate amount of all of our and our subsidiaries' Debt secured by such Mortgages not so permitted by paragraphs (1) through
     (13) above together with the Attributable Debt in respect of sale and lease-back transactions permitted by the indenture does not exceed 10% of Consolidated Net Tangible Assets. (Section 1005).

  Restrictions on Sale and Lease-Back Transactions

     Under the indenture, so long as any debt securities are outstanding, we have agreed that we will not, and will not permit any of our subsidiaries to, enter into any sale and lease-back transaction unless:

          (1) we or such subsidiary would, at the time of entering into such sale and lease-back transaction, be entitled to incur Debt secured by a Mortgage on the Principal Property to be leased in an amount at least equal to the Attributable Debt in respect of such sale and lease-back transaction without equally and ratably securing the debt securities of each series then outstanding;

          (2) the direct or indirect proceeds of the sale of the Principal Property to be leased are at least equal to their fair value, as determined by our board of directors, and an amount equal to the net proceeds from the sale of the Principal Property is applied, within 180 days of the sale and lease-back transaction:

           - to the purchase or acquisition of, or, in the case of real property, the commencement of construction on or improvement of, property or assets, or

           - to the retirement or repayment, other than at maturity or pursuant to a mandatory sinking fund or mandatory redemption provision of:

                  (A) securities or Funded Debt ranking equally with or senior to the debt securities or Funded Debt of our consolidated subsidiaries, or

                  (B) Debt incurred by us or our subsidiaries within 180 days prior to the effective date of any such sale and lease-back transaction that:

                     - was used solely to finance the acquisition of the
                       Principal Property that is the subject of such sale and leaseback transaction and

                     - is secured by a mortgage on the Principal Property that
                       is the subject of such sale and lease-back transaction;
                       or

          (3) the lease in the sale and lease-back transaction secures or relates to Debt or other obligations issued by the United States or any State thereof or any department, agency or instrumentality or political subdivision thereof, or by any other country or any political subdivision thereof, for the purpose of financing all or any part of the purchase price of or, in the case of real property, the cost of construction on or improvement of any property or assets subject to such leases. (Section
     1006).

  Certain Definitions

     "Attributable Debt" means, as to any particular lease under which any person is at the time liable, at the date of determination, the total net amount of rent required to be paid by such person under the lease during the remaining term (excluding any subsequent renewal or other extension options held by the lessee), discounted from the respective due dates thereof to the date of determination at the rate of interest per annum implicit in the terms of the lease, as determined in good faith by us, compounded annually. The net amount of rent required to be paid under the lease for any such period will be the amount of the rent payable by the lessee with respect to such period, after excluding amounts required to be paid on account of maintenance and repairs, reconstruction insurance, taxes, assessments, water rates and similar charges and contingent rents. In the case of any lease terminable by the lessee upon the payment of a penalty, the net amount shall also include the amount of such penalty, but no rent will be considered as required to be paid under the lease subsequent to the first date upon which it may be so terminated.

     "Capital Stock" as applied to the stock of any corporation, means the capital stock of every class whether now or hereafter authorized, regardless of whether such capital stock is limited to a fixed sum or percentage with respect to the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of such corporation.

     "Consolidated Net Tangible Assets" means, on the date of determination, the aggregate amount of assets, less applicable reserves and other properly deductible items, after deducting:

          (1) all current liabilities, and

          (2) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles,

all as set forth on our and our consolidated subsidiaries' most recent quarterly balance sheet and computed in accordance with generally accepted accounting principles.

     "Debt" means loans, notes, bonds, indentures or other similar evidences of indebtedness for money borrowed. (Section 1005).

     "Funded Debt" means, on the date of determination, any indebtedness for money borrowed maturing by its terms more than 12 months from such date, including any indebtedness renewable or extendible at the option of the borrower to a date later than 12 months from such date of determination.

     "Mortgage" means any mortgage, pledge, lien, security interest, conditional sale or other title retention agreement or other similar encumbrance.

     "Principal Property" means any manufacturing plant or manufacturing facility:

          (1) owned by us or any of our subsidiaries,

          (2) located in the continental United States, and

          (3) the gross book value of which, on the date of determination, exceeds 2% of Consolidated Net Tangible Assets,

except any plant or facility which, in the opinion of our board of directors as evidenced by a board resolution, is not of material importance to our and our subsidiaries' business taken as a whole. (Section 101, except as noted above).

EVENTS OF DEFAULT

     Definition. The indenture defines an event of default with respect to debt securities of any series as any one of the following events:

          (1) failure to pay any interest on any debt security of that series when due and payable, continued for 30 days;

          (2) failure to pay principal of, or premium, if any, on any debt security of that series when due and payable;

          (3) failure to deposit any sinking fund payment when due in respect of any debt security of that series;

          (4) failure to perform any other covenant in the indenture, other than a covenant included in the indenture solely for the benefit of a series of debt securities other than that series, continued for 90 days after written notice as provided in the indenture;

          (5) failure to pay indebtedness in a principal amount in excess of $15 million at final maturity, after the expiration of any applicable grace period, or upon acceleration without such indebtedness having been discharged, or such acceleration having been rescinded or annulled, within a period of 15 days after notice to us specifying such default and requiring us to cause the indebtedness to be discharged or such acceleration to be rescinded or annulled;

          (6) certain events of bankruptcy, insolvency or reorganization involving us or one of our subsidiaries; or

          (7) any other event of default provided with respect to debt securities of that series. (Section 501).

     Remedies. If any event of default with respect to the debt securities of any series at any time outstanding occurs and is continuing, either the trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of that series may declare the principal amount (or, if the debt securities of that series are original issue discount securities, such portion of the principal amount as may be specified in the terms of that series) of all the debt securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in principal amount of outstanding debt securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section 502).

     Under the indenture, the trustee must, within 90 days after the occurrence of a default with respect to a particular series of debt securities, give the holders of the debt securities of such series notice of the default known to it (the term "default" to mean the events specified above without notice or grace periods). Except in the case of a default in the payment of principal, premium, if any, or interest on any of the debt securities of such series, the trustee will be protected in withholding notice if it in good faith determines the withholding of notice is in the interests of the holders of the debt securities of such series. (Section 602).

     Obligation of the Trustee. The indenture provides that, subject to the duty of the trustee during a default to act with the required standard of care, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless such holders shall have offered to the trustee indemnity reasonably satisfactory to it. (Sections 601, 603). Subject to such provisions for the indemnification of the trustee and to certain other conditions, the holders of at least a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series. (Section 512).

     No holder of any series of debt securities will have any right to institute any proceeding with respect to the indenture or for any remedy thereunder unless:

     - such holder shall have previously given to the trustee a written notice of a continuing event of default;

     - the holders of not less than 25% in principal amount of the outstanding debt securities of that series have made a written request, and offered reasonable indemnity, to the trustee to institute such proceeding as trustee;

     - the trustee has not received inconsistent direction from the holders of a majority in principal amount of outstanding debt securities of that series; and

     - the trustee has failed to institute the requested proceeding within 60 days. (Section 507).

However, such limitations do not apply to a suit instituted by a holder of a debt security for enforcement of payment of the principal of, premium, if any, or interest on such debt security on or after the respective due dates expressed in such debt security. (Section 508).

     Under the indenture, we must furnish to the trustee each year a statement regarding our performance of certain of our obligations under the indenture and as to any default in such performance. (Section 1004).

MODIFICATION AND WAIVER

     We and the trustee may modify and amend the indenture with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series affected by such modification or amendment. However, we may not, without the consent of the holder of each debt security affected:

     - change the maturity date of the principal of, or interest on, any debt security;

     - reduce the principal amount of, or premium, if any, or rate of interest on any debt security;

     - reduce the amount payable upon acceleration of maturity of an original issue discount security;

     - adversely affect the right of repayment at the option of a holder of any debt security;

     - change the place or currency of payment of principal of, premium, if any, or interest on, any debt security;

     - impair the right to institute suit for the enforcement of any payment on any debt security;

     - reduce the percentage of the principal amount of outstanding debt securities of any series required to modify or amend the indenture or to waive compliance with certain provisions of the indenture or to waive defaults; or

     - modify any of the provisions described in the foregoing bullets or set forth in certain other sections of the indenture, except to increase any such percentage or to limit the ability of holders to modify or waive certain other provisions of the indenture. (Section 902).

     We and the trustee may also modify and amend the indenture without the consent of the holders in specified circumstances. (Section 901).

     The holders of at least a majority in principal amount of the outstanding debt securities of each series may, on behalf of all holders of that series, waive, insofar as that series is concerned, our compliance with certain restrictive provisions of the indenture. (Section 1007). The holders of at least a majority in principal amount of the outstanding debt securities of any series may, on behalf of all holders of that series, waive any past default under the indenture, except:

     - a default in the payment of principal of, premium, if any, or interest on any debt security of such series; and

     - a default in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of the holder of each outstanding debt security of such series affected by the modification or amendment. (Section 513).

     The indenture provides that in determining whether the holders of the requisite principal amount of the outstanding debt securities have given any request, demand, authorization, direction, notice, consent or waiver thereunder, the principal amount of an original issue discount security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the maturity thereof. (Section 101).

CONSOLIDATION, MERGER AND SALE OF ASSETS

     We may not consolidate with or merge into any other person or convey, transfer or lease our properties and assets substantially as an entirety to any person and may not permit any person to consolidate with or merge into us or convey, transfer or lease its properties and assets substantially as an entirety to us unless:

     - the successor or purchaser is a corporation, partnership or trust organized under the laws of the United States or any State thereof or the District of Columbia;

     - the successor or purchaser expressly assumes our obligations on the debt securities under a supplemental indenture and the performance or observance of every covenant of the indenture to be performed by us;

     - immediately after giving effect to the transaction and treating any indebtedness which becomes our or any of our subsidiaries' obligation as a result of such transaction as having been incurred by us or our subsidiaries at the time of such transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing;

     - if as a result of such transaction our properties or assets could become subject to a mortgage not permitted by the indenture, we or such successor person, as the case may be, take such steps as shall be necessary to secure the debt securities equally and ratably with (or prior to) all indebtedness secured thereby; and

     - we have delivered to the trustee an officer's certificate and an opinion of counsel stating compliance with these provisions. (Section 801).

DEFEASANCE AND COVENANT DEFEASANCE

     Unless otherwise indicated in the applicable prospectus supplement, at our option, we:

          (1) will be discharged from any and all obligations in respect of the debt securities of any series (except for certain obligations to register the transfer or exchange of debt securities of such series, replace stolen, lost or mutilated debt securities of such series, maintain paying agencies and hold moneys for payment in trust); or

          (2) will need not comply with certain restrictive covenants of the indenture, including those described under "Certain Covenants" and "Consolidation, Merger and Sale of Assets" and the occurrence of an event described in paragraph (4) under "Events of Default" shall no longer be an event of default, in each case, if we deposit, in trust, with the trustee money and/or U.S. government obligations, which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient, without reinvestment, to pay all the principal of, premium, if any, and interest on the outstanding debt securities of such series and any mandatory sinking fund payments or analogous payments on the dates such payments are due in accordance with the terms of the outstanding debt securities of such series and the indenture.

Such a trust may only be established if, among other things,

     - no event of default or event which with the giving of notice or lapse of time or both would become an event of default under the indenture shall have occurred and be continuing on the date of such deposit; and

     - we deliver an opinion of counsel to the effect that the holders will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax in the same manner as if such defeasance had not occurred.

     In the event we fail to comply with our remaining obligations under the indenture after a defeasance of the indenture with respect to the debt securities of any series as described under paragraph (2) above and the debt securities of such series are declared due and payable because of the occurrence of any event of default, the amount of money and U.S. government obligations on deposit with the trustee may not be sufficient to pay amounts due on the debt securities of such series at the time of the acceleration resulting from such event of default. However, we will remain liable with respect to such payments. (Article 13).

GOVERNING LAW

     The indenture is and the debt securities will be governed by and construed in accordance with the laws of the State of New York. (Section 112).

CONCERNING THE TRUSTEE

     SunTrust Bank is the trustee under the indenture.

BOOK-ENTRY DEBT SECURITIES

     The debt securities may be issued in the form of one or more global book-entry debt securities that will be deposited with, or on behalf of, a depositary or its nominees. Unless and until it is exchanged in whole or in part for debt securities in definitive registered form, a book-entry security may not be registered for transfer or exchange except as a whole by the depositary for such book entry security to a nominee of such depositary and except in any other circumstances described in the applicable prospectus supplement. (Sections 204 and 305).

     Upon the issuance of a book-entry security, the depositary or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by such book-entry security to the accounts of persons that have accounts with such depositary, which we refer to as participants. Such accounts shall be designated by the agents, underwriters or dealers with respect to such debt securities or by us if such debt securities are offered and sold directly by us. Participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Access to the depositary's system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly, which we refer to as indirect participants. Persons who are not participants may beneficially own interests in book-entry securities held by the depositary only through participants or indirect participants.

     Ownership of beneficial interests in any book-entry security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary or its nominee, with respect to interests of participants, and on the records of participants, with respect to interests of indirect participants. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws, as well as the limits on participation in the depositary's book-entry system, may impair the ability to transfer beneficial interests in a book-entry security.

     So long as the depositary or its nominee is the registered owner of a book-entry security, such depositary or such nominee will be considered the sole owner or holder of the debt securities represented by such book-entry security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a book-entry security will not be entitled to have debt securities of the series represented by such book-entry security registered in their names, will not receive or be entitled to receive physical delivery of such debt securities in definitive form, and will not be considered the owners or holders thereof under the indenture.

     Payments of principal of, premium, if any, and interest on debt securities registered in the name of the depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the book-entry securities representing such debt securities. We expect that the depositary for a series of debt securities or its nominee, upon receipt of any payment of principal, premium or interest, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the book-entry security for such debt securities, as shown on the records of the depositary or its nominee. We also expect that payments by participants and indirect participants to owners of beneficial interests in such book-entry security held through such persons will be governed by standing instructions and customary practices, as is now the case with securities registered in "street name," and will be the responsibility of such participants and indirect participants. Neither we, the trustee, any authenticating agent, any paying agent nor the securities registrar for such debt securities will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the book-entry security for such debt securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. (Section 308).

     If the depositary is at any time unwilling, unable or ineligible to continue as depositary, we have agreed to appoint a successor depositary. If such a successor is not appointed by us within 90 days, we will issue debt securities of such series in definitive form in exchange for the book-entry security representing such series of debt securities. In addition, we may at any time and in our sole discretion determine not to have the debt securities of a series represented by a book-entry security and, in such event, will issue debt securities of such series in definitive form in exchange for the book-entry security representing such series of debt securities. Further, if we so specify with respect to the debt securities of a series, an owner of a beneficial interest in a book-entry security representing debt securities of such series may, on terms acceptable to us, the trustee and the depositary for such book-entry security, receive debt securities of such series in definitive form. In any such instance, an owner of a beneficial interest in a book-entry security will be entitled to physical delivery in definitive form of debt securities of the series represented by such book-entry security equal in principal amount to such beneficial interest and to have such debt securities registered in its name. (Section 305).

     The depositary has advised us that it is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York banking law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17(A) of the Securities Exchange Act of 1934. The depositary was created to hold securities of its participants and indirect participants and to facilitate the clearance and settlement of securities transactions among these participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates.

                              PLAN OF DISTRIBUTION

     We may sell debt securities:

     - through underwriters or dealers;

     - through agents; or

     - directly to one or more purchasers.

     The distribution of the debt securities may be effected from time to time in one or more transactions:

     - at a fixed price or prices, which may be changed from time to time;

     - at market prices prevailing at the time of sale; or

     - at prices related to such prevailing market prices, or at negotiated prices.

     For each series of debt securities, the applicable prospectus supplement will set forth the terms of the offering including:

     - the initial public offering price;

     - the names of any underwriters, dealers or agents;

     - the purchase price of the debt securities;

     - our proceeds from the sale of the debt securities and the intended use of these proceeds;

     - any underwriting discounts, agency fees, or other compensation payable to underwriters or agents;

     - any discounts or concessions allowed or reallowed or repaid to dealers;
       and

     - the securities exchanges on which the debt securities will be listed, if any.

     If we use underwriters in the sale, they will buy the debt securities for their own account. The underwriters may then resell the debt securities in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale or thereafter. The obligations of the underwriters to purchase the debt securities will be subject to certain conditions. The underwriters will be obligated to purchase all the debt securities offered if they purchase any debt securities. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time. In connection with an offering, underwriters and selling group members and their affiliates may engage in transactions to stabilize, maintain or otherwise affect the market price of the debt securities in accordance with applicable law.

     If we use dealers in the sale, we will sell debt securities to such dealers as principals. The dealers may then resell the debt securities to the public at varying prices to be determined by such dealers at the time of sale. If we use agents in the sale, they will use their reasonable best efforts to solicit purchases for the period of their appointment. If we sell directly, no underwriters or agents will be involved. We are not making an offer of debt securities in any state that does not permit such an offer.

     Underwriters, dealers and agents that participate in the distribution of debt securities may be deemed to be underwriters as defined in the Securities Act of 1933. Any discounts, commissions, or profit they receive when they resell the debt securities may be treated as underwriting discounts and commissions under the Securities Act of 1933. We may have agreements with underwriters, dealers and agents to indemnify them against certain civil liabilities, including certain liabilities under the Securities Act of 1933, or to contribute with respect to payments that they may be required to make.

     We may authorize underwriters, dealers or agents to solicit offers from certain institutions whereby the institution contractually agrees to purchase the debt securities from us on a future date at a specific price. This type of contract may be made only with institutions that we specifically approve. These institutions could include banks, insurance companies, pension funds, investment companies and educational and charitable institutions. The underwriters, dealers or agents will not be responsible for the validity or performance of these contracts.

     The debt securities will be new issues of securities with no established trading market and unless otherwise specified in the applicable prospectus supplement, we will not list any series of the debt securities on any exchange. It has not presently been established whether the underwriters, if any, of the debt securities will make a market in the debt securities. If the underwriters make a market in the debt securities, such market making may be discontinued at any time without notice. No assurance can be given as to the liquidity of the trading market for the debt securities.

     Underwriters, dealers or agents may be customers of, engage in transactions with, or perform services for, us and our subsidiaries in the ordinary course of business.

                          VALIDITY OF DEBT SECURITIES

     Certain legal matters with respect to the debt securities will be passed upon for us by Robert B. McIntosh, General Counsel, and by King & Spalding, and for any agents, underwriters or dealers by Davis Polk & Wardwell. As of June 5, 2001, Mr. McIntosh owns or has options to purchase 76,400 shares of our class A common stock.

                                    EXPERTS

     The consolidated financial statements of Rock-Tenn Company incorporated by reference in Rock-Tenn Company's Annual Report (Form 10-K) for the year ended September 30, 2000, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

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                                  $250,000,000

                            (ROCK-TENN COMPANY LOGO)

                     8.20% SENIOR NOTES DUE AUGUST 15, 2011

                         ------------------------------
                             PROSPECTUS SUPPLEMENT
                         ------------------------------

                         BANC OF AMERICA SECURITIES LLC

                                    JPMORGAN

                           SUNTRUST ROBINSON HUMPHREY

                           WACHOVIA SECURITIES, INC.

                                 August 2, 2001

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